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UNITED STATES
Securities and Exchange Commission
Washington, D. C. 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS

BY ELECTRONIC FILERS

SEC MAIL PROCESSING RECEIVED MAR 20 2003 WASH. D.C. 155 SECTION

CTI Holdings S.A.
Exact name of registrant as specified in charter

0001066215
Registrant CIK Number

Form 6-K for the period of March 21 2003
Electronic report, schedule or registration statement of which the documents are a part (give period of report)

333-09154
SEC file number, if available

PROCESSED
MAR 24 2003
THOMSON FINANCIAL

Name of Person Filing the Document (If other than the Registrant)

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Buenos Aires, State of Argentina, on March 19, 2003.

CTI Holdings S.A.

By: [signature]
Walter C. Forwood
Chief Executive Officer

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on ____________, 20____, that the information set forth in this statement is true and complete.

By: (Name) ____________

(Title) ____________

Exhibit Index

Exhibit No.	Exhibit
99.1	Financial Statements for the year ended, and as of, December 31, 2002 filed with the Comisión Nacional De Valores, audited in accordance with accounting principles generally accepted in Argentina.

CTI HOLDINGS S.A.

ESTADOS CONTABLES

31 de diciembre de 2002 y 2001

INFORME DE LOS AUDITORES

A los Señores Presidente, Directores y Accionistas de
CTI Holdings S.A.

1. Hemos auditado los balances generales adjuntos de CTI Holdings S.A. al 31 de diciembre de 2002 y 2001 y los correspondientes estados de resultados, de evolución del patrimonio neto y de origen y aplicación de fondos por los ejercicios finalizados en esas fechas. Asimismo, hemos auditado los balances generales consolidados adjuntos de CTI Holdings S.A. y sus sociedades controladas al 31 de diciembre de 2002 y 2001 y los correspondientes estados consolidados de resultados y de origen y aplicación de fondos por los ejercicios finalizados en esas fechas, que se exponen como información complementaria. Dichos estados contables son responsabilidad de la Dirección de CTI Holdings S.A.. Nuestra responsabilidad es expresar una opinión sobre los mencionados estados contables basada en nuestras auditorías.

2. Nuestro trabajo fue realizado de acuerdo con las normas de auditoría vigentes en la República Argentina. Una auditoría requiere que el auditor planifique y desarrolle su tarea con el objetivo de obtener un grado razonable de seguridad acerca de la inexistencia de manifestaciones no veraces y errores significativos en los estados contables. Una auditoría incluye examinar, sobre bases selectivas, la evidencia respaldatoria de la información expuesta en los estados contables, así como evaluar las normas contables utilizadas, las estimaciones significativas efectuadas por la Dirección de la Sociedad y la presentación de los estados contables tomados en su conjunto. Consideramos que nuestras auditorías nos brindan una base razonable para fundamentar nuestra opinión.

3. Nuestro informe de auditoría de fecha 1 de febrero de 2002 sobre los estados contables básicos y consolidados mencionados en el párrafo 1. al 31 de diciembre de 2001 incluyó una abstención de opinión originada en salvedades por incertidumbres, entre las que se incluía el que las sociedades controladas no han contado con proyecciones que permitieran demostrar la viabilidad de generación de fondos suficientes para cumplir con las condiciones establecidas en los contratos de préstamos financieros. Al 31 de diciembre de 2002, CTI Holdings S.A. y sus sociedades controladas han preparado planes de negocio que consideran el nuevo contexto económico en un escenario de renegociación de la deuda financiera. Considerando los nuevos elementos de juicio obtenidos, la abstención de opinión incluida en nuestro informe del ejercicio anterior ha sido eliminada en el presente informe. Sin embargo, en los párrafos 4 y 5 siguientes, identificamos las incertidumbres que subsisten a la fecha de este informe.

4. Como se describe en la nota 2 a los estados contables mencionados en el párrafo 1., a fines del año 2001 se implementó en el país un cambio del modelo económico y de la Ley de Convertibilidad vigente desde el mes de marzo de 1991. Las modificaciones introducidas, que posteriormente fueron complementadas por nuevas regulaciones del Gobierno Nacional, originaron una profunda crisis económica, cuyas principales consecuencias, detalladas en la mencionada nota, se enumeran a continuación: (a) la devaluación del peso argentino respecto del dólar estadounidense y la pesificación de ciertos activos y pasivos en moneda extranjera mantenidos en el país, (b) el incumplimiento de los pagos de la deuda pública, (c) la

introducción de restricciones al retiro de fondos depositados en las instituciones financieras, (d) la restricción a realizar ciertas transferencias al exterior en concepto de servicios de capital e intereses de préstamos financieros sin la previa autorización del Banco Central de la República Argentina, (e) el incremento de los precios internos, (f) la restricción al acceso al crédito y g) la caída de la demanda en el mercado interno. El contexto general y el marco normativo vigente se hallan expuestos a cambios futuros como consecuencia de la evolución de la crisis económica. En la nota referida se describen también los efectos sobre la situación general de la Sociedad producidos por las medidas adoptadas hasta la fecha por el Gobierno Nacional, cuyos impactos no pueden ser estimados razonablemente a la fecha de emisión de los estados contables. El contexto económico y el marco normativo vigente se hallan expuestos a cambios futuros como consecuencia de la evolución de los acontecimientos. Los adjuntos estados contables deben ser leídos teniendo en cuenta las circunstancias previamente explicadas.

5. Tal como se indica en la nota 3 a los estados contables adjuntos, CTI Holdings S.A. ha analizado el valor contable de los bienes de uso e inversiones permanentes al 31 de diciembre de 2002 en función a la recuperabilidad estimada en sus actuales planes de negocio. Asimismo, tal como se indica en la nota E a los estados contables consolidados, el mismo análisis fue efectuado por sus sociedades controladas sobre el valor contable de sus bienes de uso y activos intangibles, una de ellas ha registrado una previsión para desvalorización de los bienes de uso por $ 555.950.000 con cargo a los resultados por el ejercicio terminado en dicha fecha. Sin embargo, debido a la inestabilidad de la situación económica, el cumplimiento de las premisas consideradas en dichos planes es incierto, y, por lo tanto, la recuperabilidad del valor de libros en el curso normal de los negocios está sujeta a dicha incertidumbre.

   Por otra parte, tal como se describe más ampliamente en las notas 14 y L a los estados contables adjuntos, CTI Holdings S.A. y sus sociedades controladas han incurrido en pérdidas recurrentes, tienen capital de trabajo deficitario y CTI Holdings S.A. y una de sus controladas reflejan patrimonio neto negativo. Asimismo, estas sociedades han decidido suspender los pagos de sus obligaciones financieras, las cuales se encuentran en proceso de renegociación. A la fecha de este informe, no es posible estimar razonablemente el resultado final de dicho proceso.

   Las circunstancias precedentemente mencionadas originan dudas sustanciales sobre la capacidad de CTI Holdings S.A. para continuar operando como empresa en marcha. Los estados contables mencionados en el párrafo 1. han sido preparados siguiendo criterios de empresa en marcha y no incluyen ajustes relacionados con la recuperabilidad y clasificación de los activos o la suficiencia de los pasivos que podrían ser necesarios en caso de que la Sociedad no pueda continuar con el desarrollo normal de sus operaciones.

6. En nuestra opinión, y sujeto al efecto de los ajustes, si los hubiere, que podrían haberse requerido de conocerse la resolución de las incertidumbres descriptas en los párrafos 4 y 5, los estados contables mencionados en el primer párrafo presentan razonablemente, en todos sus aspectos significativos, la situación patrimonial de CTI Holdings S.A. y la situación patrimonial consolidada de CTI Holdings S.A. con sus sociedades controladas al 31 de diciembre de 2002 y 2001, y los respectivos resultados de sus operaciones y los orígenes y aplicaciones de sus fondos por los ejercicios finalizados en esas fechas de conformidad con las normas contables vigentes en la Ciudad Autónoma de Buenos Aires, República Argentina.

En cumplimiento de disposiciones vigentes, informamos que:

a) Los estados contables mencionados en el párrafo 1. se encuentran asentados en el libro Inventarios y Balances y han sido preparados, en todos sus aspectos significativos, de conformidad con las normas pertinentes de la Ley de Sociedades Comerciales y de la Comisión Nacional de Valores.

b) Los estados contables de CTI Holdings S.A. surgen de registros contables llevados, en sus aspectos formales, de conformidad con las normas legales vigentes.

c) La información contenida en los puntos 2 y 3 de la "Reseña Informativa por los ejercicios finalizados el 31 de diciembre de 2002, 2001, 2000, 1999 y 1998", presentada por CTI Holdings S.A. para cumplimentar las normas de la Comisión Nacional de Valores, surge de los estados contables al 31 de diciembre de 2002 y 2001 adjuntos y al 31 de diciembre de 2000, 1999 y 1998 (luego de dar efecto a la reexpresión en moneda constante), que no se incluyen en el documento adjunto, sobre los cuales emitimos nuestros informes de fechas 2, 14 y 10 de febrero de 2001, 2000 y 1999, respectivamente, a los cuales nos remitimos y que deben ser leídos con este informe conjuntamente.

d) Al 31 de diciembre de 2002, según sus registros contables, CTI Holdings S.A. no tiene deuda en concepto de aportes y contribuciones con destino al Sistema Integrado de Jubilaciones y Pensiones.

Buenos Aires
17 de febrero de 2003

HENRY MARTIN, LISDERO Y ASOCIADOS
C.P.C.E.C.F. - R.A.P.U. T° I F° 7

Adriana M. Blanco(Socia)
Contador Público (U.B.)
C.P.C.E.C.F. T° CXLIII F° 181

CTI HOLDINGS S. A.

ESTADOS CONTABLES CORRESPONDIENTES AL EJERCICIO N° 8 FINALIZADO EL 31 DE DICIEMBRE DE 2002 PRESENTADOS EN FORMA COMPARATIVA CON LOS DEL EJERCICIO ANTERIOR

Expresado en pesos

Domicilio legal: Av. Pte. Figueroa Alcorta 3259, Buenos Aires, Argentina
Actividad principal: Inversora
Fecha de inscripción en el Registro Público de Comercio:
- Del Estatuto: 7 de febrero de 1996
- De las modificaciones: 11 de noviembre de 1998, 23 de julio de 1999, 20 de junio de 2000, 19 de octubre de 2000, 19 de abril de 2001, 14 de mayo de 2001, 3 de julio de 2001, 18 de diciembre de 2001, 29 de enero de 2002 y 30 de abril de 2002.

Número de registro en la Inspección General de Justicia (I.G.J.): 1.616.260
Plazo de duración de la Sociedad: hasta el 7 de febrero de 2095
Información sobre las sociedades controladas en Nota 12

COMPOSICIÓN DEL CAPITAL - Nota 9

	Capital	
	Suscripto $	Integrado $
31.753.581 acciones ordinarias, nominativas no endosables de valor nominal $ 1,00 de 1 voto c/u	31.753.581	31.753.581
	31.753.581	31.753.581

HENRY MARTIN, LISDERO Y ASOCIADOS
C.P.C.E.C.F. - R.A.P.U. T° I F° 7

Adriana M. Blanco (Socia)
Contador Público (U.B.)
C.P.C.E.C.F. T° CXLIII F° 181

Firmado a los efectos de su identificación con el informe de fecha 17 de febrero de 2003

CTI HOLDINGS S.A.

INFORMACIÓN COMPLEMENTARIA
BALANCE GENERAL CONSOLIDADO AL 31 DE DICIEMBRE DE 2002 Y 2001
Expresado en pesos (Nota E)

ACTIVO	2002	2001
ACTIVO CORRIENTE		
Caja y bancos - Nota F 1)	141.286.688	46.501.803
Inversiones - Nota F 2)	873.175	2.551.836
Cuentas a cobrar - Nota F 3)	145.411.596	303.440.438
Créditos fiscales - Notas F 4) y K	10.718.677	23.710.744
Otros créditos - Nota F 5)	5.817.675	14.536.557
Bienes de cambio - Nota F 6)	5.488.458	49.336.217
Otros activos - Nota F 7)	6.535.945	14.911.204
Total del activo corriente	316.132.214	454.988.799
ACTIVO NO CORRIENTE		
Créditos fiscales - Nota F 4) y K	183.220	69.896.617
Otros créditos - Nota F 5)	303.349	769.354
Bienes de uso - Nota F 8)	1.664.695.995	2.195.271.192
Activos intangibles y cargos diferidos -Nota F 9)	738.331.498	933.603.133
Otros activos - Nota F 7)	892.535	4.492.783
Total del activo no corriente	2.404.406.597	3.204.033.079
TOTAL	2.720.538.811	3.659.021.878

PASIVO	2002	2001
PASIVO CORRIENTE		
Cuentas a pagar - Nota F 10)	111.979.499	269.508.037
Préstamos a corto plazo - Nota G a)	7.333.160	16.365.745
Deuda a largo plazo - Nota G b)	3.137.735.321	2.200.851.724
Préstamos de los accionistas	499.253.407	56.299.290
Compañías relacionadas	20.846.140	30.602.421
Remuneraciones y cargas sociales	8.405.411	17.389.325
Cargas fiscales - Nota F 11)	122.395.151	71.621.470
Ingresos diferidos	12.953.470	20.133.734
Otros pasivos - Nota F 12)	254.689.259	19.668.180
Total del pasivo corriente	4.175.590.818	2.702.439.926
PASIVO NO CORRIENTE		
Cuentas a pagar - Nota F 10)	45.080	1.101.971
Otros pasivos - Nota F12)	6.000	13.093
Previsiones	8.548.128	6.201.149
Total del pasivo no corriente	8.599.208	7.316.213
Total del pasivo	4.184.190.026	2.709.756.139
Participación de terceros en sociedades Controladas	107	(656.832)
PATRIMONIO NETO - según estado correspondiente	(1.463.651.322)	949.922.571
TOTAL	2.720.538.811	3.659.021.878

Las notas A a M adjuntas integran estos estados contables consolidados.

HENRY MARTIN, LISDERO Y ASOCIADOS
C.P.C.E.C.F. - R.A.P.U. T° I F° 7

EDUARDO G. PADILLA FOX
Por Comisión Fiscalizadora

Adriana M. Blanco (Socia)
Contador Público (U.B.)
C.P.C.E.C.F. T° CXLIII F° 181

WALTER FORWOOD
Presidente

Firmado a los efectos de su identificación con el informe de fecha 17 de febrero de 2003

CTI HOLDINGS S.A.

INFORMACIÓN COMPLEMENTARIA
ESTADO CONSOLIDADO DE RESULTADOS

Por los ejercicios finalizados el 31 de diciembre de 2002 y 2001
Expresado en pesos (Nota E)

	2002	2001
Ventas netas - Nota F 13)	669.977.257	1.152.990.349
Costo de ventas excepto amortizaciones	(334.458.450)	(507.161.413)
Subtotal	335.518.807	645.828.936
Gastos de comercialización	(214.445.768)	(348.846.771)
Gastos de administración	(49.095.391)	(67.501.195)
	71.977.648	229.480.970
Otros ingresos / egresos	(1.260.245)	(20.104.449)
Amortizaciones	(377.513.690)	(394.899.426)
Desvalorización de bienes de uso	(555.954.264)	-
Resultados financieros y por tenencia:		
Generados por activos – Nota F 14)	(679.586.232)	3.135.788
Generados por pasivos - Nota F 14)	(851.802.619)	(283.413.311)
Impuesto a las ganancias diferido	-	(125.600.189)
Impuesto a la ganancia mínima presunta	(19.434.869)	(32.691.598)
Participación de terceros en sociedades controladas	378	546.461
Pérdida ordinaria del ejercicio	(2.413.573.893)	(623.545.754)
Resultados extraordinarios	-	9.209.906
Pérdida del ejercicio	(2.413.573.893)	(614.335.848)

Las notas A a M adjuntas integran estos estados contables consolidados.

HENRY MARTIN, LISDERO Y ASOCIADOS
C.P.C.E.C.F. - R.A.P.U. T° I F° 7

EDUARDO G. PADILLA FOX
Por Comisión Fiscalizadora

Adriana M. Blanco (Socia)
Contador Público (U.B.)
C.P.C.E.C.F. T° CXLIII F° 181

WALTER FORWOOD
Presidente

Firmado a los efectos de su identificación con el informe de fecha 17 de febrero de 2003

CTI HOLDINGS S.A.

INFORMACIÓN COMPLEMENTARIA
ESTADO CONSOLIDADO DE ORIGEN Y APLICACION DE FONDOS - Hoja 1 de 2
Por los ejercicios finalizados el 31 de diciembre de 2002 y 2001
Expresado en pesos (Nota E)

	2002	2001
FONDOS GENERADOS POR (APLICADOS A) LAS OPERACIONES		
Pérdida ordinaria del ejercicio	(2.413.573.893)	(623.545.754)
Ajustes para conciliar la pérdida neta con los fondos netos generados por (aplicados a) las operaciones:		
Gastos (ingresos) que no consumen (generan) fondos		
Resultado participación en sociedades	615.807	10.684.702
Amortizaciones	377.513.690	394.899.426
Previsión para deudores incobrables y fraudes	64.214.467	138.584.745
Impuesto diferido	-	125.600.189
Desvalorización de bienes de cambio	7.695.565	12.446.546
Previsión para contingencias	2.346.979	(22.912)
Diferencias de cambio y otros resultados financieros	919.067.217	-
Previsión para obsolescencia de bienes de uso	(1.440.014)	9.688.587
Previsión para desvalorización de bienes de uso	555.954.264	-
Participación de terceros en sociedades controladas	(378)	(546.461)
Variaciones en activos y pasivo operativos:		
Cuentas a cobrar	93.814.374	(152.226.312)
Bienes de cambio	36.152.195	81.930.657
Cuentas a pagar	(164.792.562)	(406.197.217)
Intereses a pagar	379.717.496	56.705.702
Impuestos a pagar	34.608.717	28.418.349
Créditos fiscales	82.705.464	50.515.856
Compañías relacionadas	(23.886.712)	16.561.187
Cargos diferidos	142.130.931	(8.430.938)
Remuneraciones y cargas sociales	(8.983.914)	4.169.128
Otros	73.228.256	100.576.777
Fondos netos generados por (aplicados a) las operaciones ordinarias	157.087.949	(160.187.743)
Resultado extraordinario del ejercicio	-	9.209.906
Ajustes para conciliar el resultado extraordinario con los fondos netos generados por las operaciones:		
Impuesto diferido	-	4.959.181
Variaciones en activos y pasivos operativos:		
Cuentas a pagar	-	(14.169.087)
Fondos netos generados por las operaciones extraordinarias	-	-
Fondos netos generados por (aplicados a) las operaciones	157.087.949	(160.187.743)
FONDOS NETOS APLICADOS A ACTIVIDADES DE INVERSIÓN		
Pagos por adquisición de bienes de uso	(38.936.487)	(84.468.628)
Pagos por adquisición de activos intangibles	(3.660.694)	(9.428.256)
Fondos netos aplicados a actividades de inversión	(42.597.181)	(93.896.884)

HENRY MARTIN, LISDERO Y ASOCIADOS
C.P.C.E.C.F. - R.A.P.U. T° I F° 7

Adriana M. Blanco (Socia)
Contador Público (U.B.)
C.P.C.E.C.F. T° CXLIII F° 181

Firmado a los efectos de su identificación con el informe de fecha 17 de febrero de 2003

CTI HOLDINGS S.A.

INFORMACIÓN COMPLEMENTARIA
ESTADO CONSOLIDADO DE ORIGEN Y APLICACION DE FONDOS - Hoja 2 de 2
Por los ejercicios finalizados el 31 de diciembre de 2002 y 2001
Expresado en pesos (Nota E)

	2002	2001
FONDOS NETOS (APLICADOS A) GENERADOS POR ACTIVIDADES FINANCIERAS		
Ingresos por deuda a largo plazo	-	24.917.681
Ingresos por préstamos a corto plazo	-	110.196.019
Cancelación de préstamos a corto plazo	(7.154.749)	(198.134.624)
Cancelación deuda a largo plazo	(7.437.061)	(190.546.537)
Ingresos por préstamos de los accionistas	-	56.079.954
Cancelación deuda con Gobierno	-	(229.447.750)
Gastos por reestructuración de la deuda financiera	(6.647.083)	-
Gastos por obtención de préstamos	(145.651)	(4.688.999)
Liberación de inversiones	-	44.649.655
Aportes de capital	-	599.856.091
Fondos netos (aplicados a) generados por actividades financieras	(21.384.544)	212.881.490
Aumento (Disminución) neta en caja y equivalentes	93.106.224	(41.203.137)
Caja y equivalentes al comienzo del ejercicio	49.053.639	90.256.776
Caja y equivalentes al final del ejercicio	142.159.863	49.053.639
INFORMACIÓN COMPLEMENTARIA		
Incorporaciones financiadas de bienes de uso no incluidas en los totales anteriores	47.388.105	198.857.089

Las notas A a M adjuntas integran estos estados contables consolidados.

HENRY MARTIN, LISDERO Y ASOCIADOS
C.P.C.E.C.F. - R.A.P.U. T° I F° 7

EDUARDO G. PADILLA FOX
Por Comisión Fiscalizadora

Adriana M. Blanco (Socia)
Contador Público (U.B.)
C.P.C.E.C.F. T° CXLIII F° 181

WALTER FORWOOD
Presidente

Firmado a los efectos de su identificación con el informe de fecha 17 de febrero de 2003

NOTA A - ESTADOS CONTABLES CONSOLIDADOS

Siguiendo el procedimiento establecido por la Resolución Técnica N° 4 de la Federación Argentina de Consejos Profesionales de Ciencias Económicas, y las normas aplicables de la Comisión Nacional de Valores (CNV), CTI Holdings S.A. (CTI Holdings o la Compañia) ha consolidado línea por línea sus estados contables al 31 de diciembre de 2002 con los estados contables de las sociedades controladas CTI PCS S.A. (CTI PCS) y CTI Compañía de Teléfonos del Interior S.A. (CTI) que con efecto al 1 de enero de 2002 absorbió por fusión a CTI Norte Compañía de Teléfonos del Interior S.A. (CTI Norte) y a Compañía de Telecomunicaciones Integrales S.A. (CT Integrales). Al 31 de diciembre de 2001 la consolidación se efectuó con los estados contables de las entonces sociedades controladas CTI, CTI Norte (en conjunto con la anterior las Compañías Operativas del Interior), CTI PCS y CT Integrales.

CTI y CTI PCS prestan servicios de telefonía móvil, servicios de telecomunicaciones y actividades conexas. Adicionalmente, al fusionarse con CT Integrales, CTI presta servicios de telefonía fija local, de larga distancia y servicios conexos.

A partir del pasado ejercicio, y en virtud de lo dispuesto por la Resolución N° 368/01, de la CNV, la Compañía ha modificado el ordenamiento formal de los estados contables, exponiendo en primer término los estados contables consolidados y en segundo lugar los básicos. Dicha modificación no implica considerar a los estados contables consolidados como información principal, sino que por el contrario los mismos continúan constituyendo información complementaria, tal cual lo disponen las normas contables legales y profesionales vigentes.

De acuerdo con lo establecido por la Resolución General N° 372/01 de la CNV, y a efectos de evitar una duplicación de la información, no se incluyen ciertas notas a los estados contables consolidados, ya que las mismas se encuentran en los estados contables básicos.

NOTA B - CONSTITUCIÓN Y OPERACIONES

Ver Nota 1 a los estados contables básicos.

NOTA C - FACTORES DE RIESGO DE MERCADO. ACONTECIMIENTOS ECONÓMICOS SIGNIFICATIVOS RECIENTES

Ver Nota 2 a los estados contables básicos.

En cuanto a la Sociedad y sus Sociedades Controladas, las implicancias de las medidas detalladas en la mencionada nota son variadas:

- Los créditos por ventas pactados en dólares originados en acuerdos anteriores a la promulgación de la ley cuyo vencimiento sea posterior a la misma, fueron convertidos a pesos considerando una paridad $ 1 = US$ 1. A partir de 2002 la facturación a clientes se pacta en pesos.

NOTA C - FACTORES DE RIESGO DE MERCADO. ACONTECIMIENTOS ECONÓMICOS SIGNIFICATIVOS RECIENTES - Continuación

- La generación de fondos se denomina en pesos dado que proviene en su mayor parte del mercado local, en tanto que los compromisos financieros asumidos se encuentran principalmente denominados en dólares. Esta circunstancia ha producido un desajuste significativo de fondos según la estructura y cronograma de pago de dichos vencimientos, ante lo cual la Compañía ha decidido suspender los pagos de sus obligaciones financieras según se detalla en Nota G.

- La recuperabilidad del activo por impuesto diferido también se ha visto comprometida. En consecuencia, se mantiene una previsión por la totalidad de dicho activo.

- En cuanto a la recuperabilidad de los bienes de cambio, el incremento en los costos de reposición ha sido trasladado parcialmente a los precios de los equipos. El valor no recuperable ha sido debidamente provisionado.

- En cuanto a los saldos con proveedores locales pactados en dólares originados en acuerdos anteriores a la promulgación de la ley cuyo vencimiento era posterior a la misma, en su mayor parte han sido cancelados considerando tipos de cambio diferenciados pactados con los acreedores individualmente.

- Los pasivos financieros con bancos locales fueron pesificados.

- Se ha discontinuado el diferimiento de comisiones y otros costos de adquisición de clientes.

- Se ha considerado una previsión para desvalorización de bienes de uso en función de los flujos de fondos estimados en los actuales planes de negocios de la Compañía.

Los factores de riesgo relacionados con la situación descripta en esta nota incluyen las siguientes incertidumbres:

- Respecto de los activos de larga duración, la recuperabilidad de tales activos dependerá de la ejecución efectiva de los planes de negocio de la gerencia, de los efectos que la continuidad de la crisis económica pudiera producir y por ende del éxito de las operaciones futuras de la Sociedad.

- No es posible estimar el resultado final de proceso de renegociación de la deuda financiera descripto en Nota G.

- Las nuevas condiciones de mercado, sumadas a la persistencia del cuadro recesivo, podrían afectar negativamente las operaciones de las Compañías Operativas y su posición financiera.

HENRY MARTIN, LISDERO Y ASOCIADOS
C.P.C.E.C.F. - R.A.P.U. T° I F° 7

Adriana M. Blanco (Socia)
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NOTA C - FACTORES DE RIESGO DE MERCADO. ACONTECIMIENTOS ECONÓMICOS SIGNIFICATIVOS RECIENTES - Continuación

Teniendo en cuenta el contexto económico descripto precedentemente, y que ciertas cuestiones requerirán de nuevas medidas por parte del Gobierno, a la fecha de aprobación de los presentes estados contables no es posible determinar los futuros efectos que la continuación de la crisis económica puede tener sobre la situación financiera y los resultados de la Sociedad. Los estados contables no incluyen ningún ajuste que pudiera resultar de estas incertidumbres. La Dirección de la Sociedad se encuentra en continua evaluación de la magnitud de los impactos que podrían tener dichas medidas económicas sobre su situación financiera y los resultados de sus operaciones. Los efectos relacionados serán informados en los estados contables cuando ellos sean conocidos y cuantificables.

NOTA D - MARCO REGULATORIO

La Secretaría de Comunicaciones de la Presidencia de la Nación (SC) es la Autoridad Regulatoria del Sector y tiene entre sus funciones establecer las políticas de telecomunicaciones, elaborar los planes fundamentales y otorgar licencias para la prestación de servicios de telecomunicaciones, conforme a lo dispuesto por el Decreto 1620/96.

La Comisión Nacional de Comunicaciones (CNC), constituida por Decreto N° 80/97 tiene las funciones de contralor de la prestación de los servicios de telecomunicaciones, de acuerdo a lo estipulado por el Decreto N° 1185/90.

A principios de 1994 CTI, resultó adjudicataria del Concurso Público CNT N° 1/93 para la prestación del Servicio de Telefonía Móvil (STM) en el interior del país (Áreas de Explotación I y III). Las licencias para la prestación del servicio fueron otorgadas a CTI y CTI Norte mediante Resoluciones SOPyC Nros. 259/95 y 260/95. CTI cuenta también con licencias para la prestación de servicios para transmisión de datos y Servicios de Valor Agregado, Trunking y Servicios de Comunicaciones Personales.

Con fecha 16 de noviembre de 1999, la SC mediante Resolución SC N° 3.311/99, otorgó a CTI y CTI Norte la licencia para el uso de la banda de frecuencia CC', en la frecuencia de 1900 MHZ, en el interior del país. Esto permite operar en el sistema PCS.

Por su parte, CT Integrales conforme Resolución SC N° 88/99 del 21 de mayo de 1999, obtuvo la licencia para la prestación de servicios de telefonía fija de larga distancia sin límite de tiempo.

En función de la fusión por absorción descripta en Nota 1 a los estados contables básicos, estas licencias son actualmente utilizadas por CTI.

HENRY MARTIN, LISDERO Y ASOCIADOS
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NOTA D - MARCO REGULATORIO – Continuación

CTI PCS -en concurso público- resultó adjudicataria de una licencia (Resolución SC N° 18.326/99 de fecha 29 de junio de 1999) para la prestación del Servicio de Comunicaciones Personales (PCS) en el Área Múltiple Buenos Aires (AMBA) y su extensión (Área II). Se le autorizó asimismo el uso de la Banda de Frecuencias AA para la prestación del servicio.

El Marco Regulatorio del Sector está integrado por normas de diverso rango:

- Ley de Telecomunicaciones (Ley N° 19.798).
- Pliego del concurso de STM aprobado por Resolución MEyOSP N° 575/93 ratificada por el Decreto N° 1461/93.
- Reglamento General del Servicio de Comunicaciones Personales y Pliego del Concurso Aprobado por Decreto N° 266/98 de la SC.
- Reglamento General de Clientes de los Servicios de Comunicaciones Móviles aprobado por Resolución SC N° 490/97.
- Decreto N° 92/97 que aprueba la nueva estructura tarifaria, el Reglamento General de Interconexión (RNI), los Planes de Numeración y Señalización e introduce cambios a diversas normas generales.
- Decreto N° 264/98 Plan de Liberalización de Telecomunicaciones.
- Decreto N° 266/98 Plan de Liberalización de Telecomunicaciones, Reglamento General de PCS. Pliego de adjudicación de la licencia de PCS, Reglamento de Interconexión.
- La normativa que reglamenta la implementación de la modalidad "Calling Party Pays" (CPP), Resoluciones SC N° 263/97 y 344/97 y Resolución MIyV N° 1/01. La suspensión en su implementación ha sido dispuesta por Resolución SC N° 122/01, norma que fue derogada por Resolución SC N° 253/01. La implementación de CPP M-M fue nuevamente suspendida por orden judicial.
- Resolución SC N° 10.059/99 que aprueba el Reglamento General de Clientes del Servicio Básico Telefónico, el Régimen Sancionatorio para los Prestadores del Servicio Básico Telefónico, y el listado de Derechos y Obligaciones de Clientes del Servicio Básico Telefónico.
- Decreto N° 764/00 que aprueba el Reglamento de Licencias para Servicios de Telecomunicaciones, el Reglamento General de Interconexión, el Reglamento General del Servicio Universal y el Reglamento sobre Administración, Gestión y Control del Espectro Radioeléctrico.

HENRY MARTIN, LISDERO Y ASOCIADOS
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NOTA D - MARCO REGULATORIO - Continuación

- Resolución MIyV N° 613/01 que aprueba el reglamento General de Selección por Marcación del Prestador de Servicios de Larga Distancia. Como respuesta, las Compañías Operativas interpusieron recurso de reconsideración y jerárquico en subsidio contra esta norma, por considerar que la misma introduciría reformas a la licencia y al Pliego que regula la prestación del servicio de telefonía móvil aprobado por Resolución MEyOSP N° 575/93, ratificada por Decreto N° 1461/93, modificando sustancialmente los derechos emergentes de dichas normas. Con fecha 26 de marzo de 2002, la SC conforme Resolución M.E. N° 33/02, suspendió por el lapso de noventa (90) días corridos a partir de la fecha de vencimiento prevista por el Artículo 3° del Anexo I de la Resolución MIyV N° 613/01, la obligación existente para los prestadores de origen y de servicios de larga distancia de tener disponibles sus redes y equipos para implementar el sistema de Selección por Marcación. El 6 de febrero de 2003 se publicó en el Boletín Oficial la Resolución ME N° 75/03 que aprueba el Reglamento de Selección por Marcación, modificando el anterior aprobado por Resolución MIyV N° 613/01. Este reglamento considera algunos pedidos efectuados por CTI, entre ellos la eliminación en la obligatoriedad de ofrecer el servicio como Operador de Larga Distancia, y la exclusión de los clientes prepagos y abonados itinerantes de la modalidad. Como Operador de Telefonía Móvil, la Compañía cuenta con un plazo de 120 días corridos desde la fecha de publicación de la Resolución para habilitar el servicio para que sus abonados regulares puedan hacer uso del mismo.
- Resolución SC N° 124/02 del 16/08/02 que incluye bajo la modalidad CPP las llamadas originadas en el extranjero y las efectuadas mediante el uso de tarjetas prepagas o similares.
- Resolución SC N° 623/02 (BO 22/11/02) que determina el aumento periódico/automático del minuto de aire en la modalidad CPP.

HENRY MARTIN, LISDERO Y ASOCIADOS
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NOTA E - BASES DE PREPARACIÓN Y PRESENTACIÓN DE LOS ESTADOS CONTABLES CONSOLIDADOS

Reexpresión de estados contables

Ver Nota 3 a los estados contables básicos.

Nuevas normas contables

Ver Nota 3 a los estados contables básicos.

Uso de estimaciones

La elaboración de los estados contables de acuerdo con las normas contables contempla el uso de estimaciones y premisas que afectan los estados contables consolidados. Los resultados consolidados finales podrán variar de dichas estimaciones.

Políticas contables y métodos de valuación

Las principales políticas contables y métodos de valuación son los siguientes:

- Fondos en Caja y Bancos, Inversiones, Créditos, Otros Activos y Pasivos que correspondan a operaciones liquidables en pesos.

  Se expresan a su valor nominal, incorporando o deduciendo, cuando corresponda, los resultados financieros devengados a la fecha de balance.

- Fondos de Caja y Bancos, Inversiones, Créditos, Otros Activos y Pasivos que correspondan a operaciones liquidables en moneda extranjera.

  Se valúan aplicando el tipo de cambio vigente a la fecha del balance para la liquidación de estas operaciones, incorporando o deduciendo, cuando corresponda, los resultados financieros devengados hasta la fecha.

HENRY MARTIN, LISDERO Y ASOCIADOS
C.P.C.E.C.F. - R.A.P.U. T° I F° 7

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NOTA E - BASES DE PREPARACIÓN Y PRESENTACIÓN DE LOS ESTADOS CONTABLES CONSOLIDADOS - Continuación

Políticas contables y métodos de valuación - Continuación

- Bienes de Cambio

  Los bienes de cambio, compuestos por teléfonos celulares y accesorios, se valúan al menor entre su costo de reposición (considerando los valores en la moneda del país de origen de los equipos, convertidos al tipo de cambio aplicable para la liquidación de su importación) y su valor recuperable, ambos a la fecha de cierre de balance. Se considera como valor recuperable al precio de venta de los equipos neto de descuentos ofrecidos por la Compañía a sus nuevos clientes y de gastos estimados de ventas.

- Bienes de Uso

  Se han valuado a su costo de adquisición reexpresado en moneda constante de acuerdo con lo indicado en el primer apartado de esta nota, incluyendo todos aquellos costos necesarios para ponerlos en condiciones de utilización. La amortización se calcula utilizando el método de línea recta sobre la vida útil estimada de los bienes respectivos a partir de la fecha en que cada uno de ellos se encuentra en condiciones de uso.

  Conforme a la normativa emitida por el CPCECABA el 6 de marzo de 2002 explicitada en el apartado Resultados Financieros de esta nota, la Compañía ha decidido activar únicamente las diferencias de cambio correspondientes a la compra o construcción de activos fijos de financiación directa. Aplicando tal criterio las diferencias de cambio se activaron en los rubros correspondientes.

  Según se describe en nota C a los estados contables, la Compañía ha analizado el valor contable de los bienes de uso al 31 de diciembre de 2002 atendiendo al incremento de dichos valores por efecto de su reexpresión en moneda constante y ha concluido que los flujos futuros de fondos estimados en sus actuales planes de negocio no permitirían su recuperación, y ha constituido una previsión para desvalorización de los mencionados bienes por $ 556 millones, con cargo a los resultados por el ejercicio terminado en dicha fecha. Si bien los planes de negocios contemplan el impacto en la Compañía de la actual situación económica en Argentina a partir de los acontecimientos ocurridos hacia fines del ejercicio anterior, debido a la inestabilidad del contexto económico no es posible asegurar el grado de cumplimiento de las premisas contempladas en dicho plan.

  La Compañía evaluará periódicamente la previsión constituida y en caso que un cambio en las condiciones existentes lo requiera, procederá a su incremento o desafectación.

HENRY MARTIN, LISDERO Y ASOCIADOS
C.P.C.E.C.F. - R.A.P.U. T° I F° 7

Adriana M. Blanco (Socia)
Contador Público (U.B.)
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NOTA E - BASES DE PREPARACIÓN Y PRESENTACIÓN DE LOS ESTADOS CONTABLES CONSOLIDADOS - Continuación

Políticas contables y métodos de valuación - Continuación

- Activos Intangibles y Cargos Diferidos

  Costos previos a la interconexión: Los costos y gastos previos a la interconexión incurridos por CTI y CTI Norte con anterioridad al 1° de diciembre de 1994 y por CTI Norte con anterioridad al 1° de noviembre de 1994, reexpresados en moneda constante de acuerdo con lo indicado en el primer apartado de esta nota, se activan y amortizan utilizando el método de línea recta en ocho años a partir de fecha en que las compañías comenzaron sus actividades comerciales.

  Licencias: Los montos activados corresponden a:

  - Gastos incurridos con motivo de la obtención de las licencias para construir y operar una red de telecomunicación celular en la Argentina: Estos costos, reexpresados en moneda constante de acuerdo con lo indicado en el primer apartado de esta nota se activan y amortizan según el método de línea recta en ocho años a partir del comienzo de las actividades comerciales el 1° de diciembre de 1994.

  - Cargos erogados para la adquisición de las licencias para operar en la frecuencia de 1900 Mhz, que permite operar en el sistema PCS en el interior de la República Argentina. Se han valuado a su costo, reexpresado en moneda constante de acuerdo con lo indicado en el primer apartado de esta nota, incluyendo todas aquellas erogaciones necesarias para su obtención. Los gastos financieros asignables a la adquisición de la Licencia originados durante la construcción de la red son activados como parte del costo de la Licencia. Se amortizan utilizando el método de la línea recta en 40 años, a partir del comienzo de cada prestación de servicios.

  Gastos para obtención de préstamos: Se difieren y se amortizan durante el plazo de la deuda correspondiente.

  Desarrollo de Sistemas: Los montos corresponden a gastos incurridos con motivo de nuevos desarrollos de sistemas reexpresados en moneda constante y se amortizan utilizando el método de la línea recta en cinco años, a partir de la puesta en marcha de los mismos.

HENRY MARTIN, LISDERO Y ASOCIADOS
C.P.C.E.C.F. - R.A.P.U. T° I F° 7

Adriana M. Blanco (Socia)
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NOTA E - BASES DE PREPARACIÓN Y PRESENTACIÓN DE LOS ESTADOS CONTABLES CONSOLIDADOS - Continuación

Políticas contables y métodos de valuación – Continuación

- Activos Intangibles y Cargos Diferidos - Continuación

  Derechos de exclusividad: Se había mantenido el criterio de amortizar estos cargos de acuerdo con el plazo de duración de los contratos respectivos (5 años), imputando en su totalidad al resultado del período aquellos derechos correspondientes a agentes con los que se dejaba de operar. Durante el ejercicio la Gerencia de la Compañía evaluó la recuperabilidad de estos activos, a la luz de los cambios en el entorno macroeconómico (descriptos en Nota 2 a los estados contables básicos), considerando prudente la decisión de cargar al resultado de ese período la totalidad del activo residual por este concepto.

  Comisiones a vendedores y agentes: Hasta el 31 de diciembre de 2001, las Compañías Operativas han seguido el criterio de diferir el cargo que representan las comisiones devengadas a vendedores y representantes comerciales en el plazo contractual de los contratos de prestación de servicios celebrados con los clientes (generalmente 24 meses). Las comisiones relacionadas con suscriptores que han rescindido su contrato o con incobrabilidad por morosidad, se imputan como un cargo en el estado de resultados. El método de amortización era lineal. Con efecto al 1° de enero de 2002 se ha discontinuado la política de diferimiento de dichos costos, considerando las nuevas circunstancias y el entorno en el que se desenvuelve actualmente, cargando al resultado del ejercicio la totalidad del activo residual por este concepto.

  A la fecha de emisión de los presentes estados contables, de acuerdo con lo mencionado en el segundo apartado de esta nota, la Gerencia de la Compañía ha considerado prudente la decisión de cargar al resultado del ejercicio la totalidad del activo por este concepto.

  Costo de adquisición de clientes: Hasta el 31 de diciembre de 2001, los costos de adquisición de nuevos clientes originados en la diferencia entre el precio de compra de los equipos celulares y el costo de venta de los mismos se diferían en el plazo contractual de los contratos de prestación de servicios celebrados con los clientes (generalmente 24 meses) en la medida que se consideraba que los mismos serían recuperables, caso contrario se imputaban directamente como cargo al estado de resultados. Los cargos por subsidios de aquellos clientes que habían rescindido su contrato o con incobrabilidad por morosidad, se imputaban como un cargo en el estado de resultados. El método de amortización era lineal. A partir del 1° de enero de 2002, considerando las nuevas circunstancias y el entorno en el que se desenvuelven actualmente las Compañías Operativas, se decidió discontinuar el diferimiento de estos cargos, cargando el activo remanente a resultados del presente ejercicio.

HENRY MARTIN, LISDERO Y ASOCIADOS
C.P.C.E.C.F. - R.A.P.U. T° I F° 7

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NOTA E - BASES DE PREPARACIÓN Y PRESENTACIÓN DE LOS ESTADOS CONTABLES CONSOLIDADOS - Continuación

Políticas contables y métodos de valuación – Continuación

- Activos Intangibles y Cargos Diferidos - Continuación

  Gastos implementación base de datos clientes: Corresponden a los costos fijos iniciales erogados por CT Integrales (incorporados a CTI por fusión) para la constitución de la base de datos y verificado del procedimiento de presuscripción de los clientes abonados à la Compañía NCS, que se activan y difieren en la duración del contrato con dicha compañía.

  Según se describe en Nota C a los estados contables, si bien la Compañía ha mantenido el valor registrado de los activos intangibles y ciertos cargos diferidos sobre la base de sus planes y proyecciones económico-financieras, la recuperabilidad del monto registrado de tales activos depende de la ejecución efectiva de los planes y proyecciones de la Dirección, de los efectos que la crisis económica pudiera producir y del éxito de las operaciones futuras de la Sociedad.

- Previsiones

  Previsión para desvalorización de bonos: Las Compañías Operativas han recibido bonos provinciales como parte de las cobranzas de sus créditos por servicios. Ante la crisis que afecta al sector público que incide sobre el valor de estos bonos, la Gerencia ha estimado un monto de probable desvalorización sobre la base del análisis de la recuperabilidad de los mismos en función de su valor de mercado y de sus posibilidades de utilización en el pago de obligaciones fiscales y comerciales al cierre de cada período.

  Previsión para deudores incobrables y fraudes: Incluye el monto que la Gerencia considera razonable en base al análisis de las diferentes clases de clientes, las políticas de crédito, el crecimiento en la cantidad de clientes, la antigüedad de cada deuda y la experiencia de cobranzas de otras compañías de telefonía celular tanto en la Argentina como en el extranjero.

  Previsión para incobrabilidad y bonificaciones a agentes: Incluye el monto que la Gerencia considera razonable sobre la base del análisis individual de cada agente.

  Previsión para desvalorización de bienes de cambio: Incluye el monto que la Gerencia estima razonable sobre la base del análisis de la recuperabilidad de los mismos al cierre de cada período.
  Previsión para obsolescencia de bienes de uso: Incluye el monto que la Gerencia estima razonable sobre la base del análisis de la recuperabilidad de los mismos al cierre de cada período.

HENRY MARTIN, LISDERO Y ASOCIADOS
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NOTA E - BASES DE PREPARACIÓN Y PRESENTACIÓN DE LOS ESTADOS CONTABLES CONSOLIDADOS - Continuación

Políticas contables y métodos de valuación – Continuación

- Previsiones - continuación

  Previsión para desvalorización de bienes de uso: La Gerencia ha evaluado en función de sus actuales planes de negocios, la porción de bienes de uso que estima no será recuperable.

  Previsión para contingencias: Incluye el monto que la Gerencia y los asesores legales estimaron que probablemente constituye un pasivo a la fecha del balance.

- Impuesto a las ganancias

  La registración contable del impuesto a las ganancias se efectúa empleando el método denominado del impuesto diferido (Ver Nota K).

- Impuesto a la ganancia mínima presunta

  El impuesto a la ganancia mínima presunta se registra como un gasto en la medida que se estima que no podrá ser computado a cuenta del impuesto a las ganancias de los próximos ejercicios y se diferiría en la medida que se estime que, por el contrario, se pudiera efectuar su cómputo.

- Cuentas de Patrimonio neto

  Se encuentran reexpresadas de acuerdo con lo indicado en el primer apartado de esta nota, excepto la cuenta Capital Social, que se ha mantenido a su valor nominal histórico. El ajuste originado por la diferencia entre el capital social expresado en moneda homogénea y el capital social nominal histórico, ha sido expuesto en la cuenta "Ajuste Integral del Capital Social".

- Ingresos por ventas

  Los ingresos por ventas se reconocen cuando se suministran los productos o servicios a los clientes. Los adelantos de la facturación por servicios se difieren y reconocen como ingresos cuando ellos se suministran.

  Estos resultados han sido reexpresados a moneda constante de acuerdo con los coeficientes correspondientes al mes de devengamiento.

HENRY MARTIN, LISDERO Y ASOCIADOS
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Adriana M. Blanco (Socia)
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NOTA E - BASES DE PREPARACIÓN Y PRESENTACIÓN DE LOS ESTADOS CONTABLES CONSOLIDADOS - Continuación

Políticas contables y métodos de valuación – Continuación

- Indemnización por despido

  Las indemnizaciones son cargadas a resultados en el momento en que se decide el despido.

- Gastos de publicidad y promoción

  Los gastos de publicidad y promoción son cargados a resultados cuando se incurre en ellos.

- Cuentas del estado de resultados

  Todas las cuentas se reexpresaron en moneda de cierre del período, mediante la aplicación de los siguientes criterios:

  - Las cuentas que acumulan operaciones monetarias ocurridas a lo largo de cada período se reexpresaron mediante la aplicación a los importes originales de los coeficientes correspondientes al mes de devengamiento.

  - Los cargos por consumos de activos no monetarios (bienes de uso y activos intangibles) valuados al costo se reexpresaron en función de los importes ajustados de tales activos.

  - Bajo la denominación de resultados financieros se exponen, en forma conjunta: (a) las diferencias de cambio generadas por los activos y pasivos en moneda extranjera, netas del efecto de la inflación sobre tales partidas, (b) los ingresos y gastos financieros reales, (c) la amortización de cargos diferidos y (d) el efecto de la inflación general sobre los activos y pasivos monetarios en moneda nacional.

HENRY MARTIN, LISDERO Y ASOCIADOS
C.P.C.E.C.F. - R.A.P.U. T° I F° 7

Adriana M. Blanco (Socia)
Contador Público (U.B.)
C.P.C.E.C.F. T° CXLIII F° 181

Firmado a los efectos de su identificación con el informe de fecha 17 de febrero de 2003

NOTA E - BASES DE PREPARACIÓN Y PRESENTACIÓN DE LOS ESTADOS CONTABLES CONSOLIDADOS - Continuación

Políticas contables y métodos de valuación – Continuación

La Resolución MD N° 3/2002 del CPCECABA establece que las diferencias de cambio, netas de inflación, originadas a partir del 6 de enero de 2002 correspondientes a pasivos en moneda extranjera existentes a dicha fecha, deben imputarse a los valores de costo de los activos adquiridos, o construidos mediante esa financiación, en la medida que se cumplan una serie de condiciones y modalidades establecidas en dicha norma profesional, y sea directa la relación entre la financiación y la adquisición, construcción o producción de los activos que califican para recibir la imputación de las diferencias de cambio (bienes de uso, bienes intangibles e inversiones permanentes en otras sociedades constituidas en el país y en existencia al 6 de enero de 2002). Se entiende por tal financiación, total o parcial, la otorgada por el proveedor de los bienes, facturados en moneda extranjera, o la obtenida con idéntico destino de entidades financieras. En los casos en que la relación entre la financiación y la adquisición, o producción o construcción de los activos que califican, no sea directa, dichas diferencias de cambio también podrán imputarse, bajo ciertas condiciones, a los valores de costo de dichos activos.

Al cierre del ejercicio, los bienes de uso incluyen pérdidas por diferencia de cambio acumuladas, netas de depreciación, por un importe de $ 287,87 millones que excede los valores ajustados por inflación de dichos activos. Asimismo, se han imputado a resultados pérdidas de cambio por un importe de $ 310,64 millones, que incluye las pérdidas de cambio previamente activadas que fueron absorbidas por el ajuste por inflación del ejercicio.

HENRY MARTIN, LISDERO Y ASOCIADOS
C.P.C.E.C.F. - R.A.P.U. T° I F° 7

Adriana M. Blanco (Socia)
Contador Público (U.B.)
C.P.C.E.C.F. T° CXLIII F° 181

Firmado a los efectos de su identificación con el informe de fecha 17 de febrero de 2003

CTI HOLDINGS S.A.
INFORMACIÓN COMPLEMENTARIA
NOTAS A LOS ESTADOS CONTABLES CONSOLIDADOS
Por los ejercicios finalizados el 31 de diciembre de 2002 y 2001

Expresadas en pesos (Nota E)

NOTA F - COMPOSICIÓN Y/O EVOLUCIÓN DE LOS PRINCIPALES RUBROS CONSOLIDADOS NO EXPUESTOS EN OTRAS NOTAS

	31 de diciembre de	
	2002	2001
ACTIVO		
1) Caja y bancos		
Caja en pesos	37.312	192.996
Bancos en pesos	11.873.377	19.049.565
Bancos en moneda extranjera	120.603.590	27.259.242
Bonos provinciales y nacionales	10.279.990	-
Previsión para desvalorización de bonos	(1.507.581)	-
	141.286.688	46.501.803
2) Inversiones		
Certificado de depósitos reprogramados	600.348	2.329.639
Plazo fijo Bank Boston	171.000	-
Bono patriótico	101.827	222.197
	873.175	2.551.836
3) Cuentas a cobrar		
Deudores por ventas	409.573.860	770.174.455
Cuentas a cobrar a agentes	16.234.745	29.696.740
Previsión para deudores incobrables y fraudes	(273.858.248)	(488.054.197)
Previsión para bonificaciones a agentes	(6.538.761)	(8.376.560)
	145.411.596	303.440.438
4) Créditos fiscales		
Corrientes		
Impuesto al valor agregado y otros	10.718.677	23.710.744
	10.718.677	23.710.744
No corrientes		
Impuesto al valor agregado y otros	183.220	69.896.617
	183.220	69.896.617
	10.901.897	93.607.361

HENRY MARTIN, LISDERO Y ASOCIADOS
C.P.C.E.C.F. - R.A.P.U. T° I F° 7

Adriana M. Blanco (Socia)
Contador Público (U.B.)
C.P.C.E.C.F. T° CXLIII F° 181

Firmado a los efectos de su identificación con el informe de fecha 17 de febrero de 2003

CTI HOLDINGS S.A.
INFORMACIÓN COMPLEMENTARIA
NOTAS A LOS ESTADOS CONTABLES CONSOLIDADOS
Por los ejercicios finalizados el 31 de diciembre de 2002 y 2001

Expresadas en pesos (Nota E)

NOTA F - COMPOSICIÓN Y/O EVOLUCIÓN DE LOS PRINCIPALES RUBROS CONSOLIDADOS NO EXPUESTOS EN OTRAS NOTAS. Continuación

		31 de diciembre de	
		2002	2001
5)	Otros créditos		
	Corrientes		
	Agentes	9.249.851	21.285.659
	Previsión para incobrabilidad agentes	(7.593.125)	(16.568.951)
	Otros	4.160.949	9.819.849
		5.817.675	14.536.557
	No corrientes		
	Agentes	303.349	769.354
		303.349	769.354
		6.121.024	15.305.911
6)	Bienes de cambio		
	Teléfonos y accesorios	11.052.731	52.498.321
	Previsión para desvalorización	(5.564.273)	(3.162.104)
		5.488.458	49.336.217
7)	Otros activos		
	Corrientes		
	Depósitos en garantía	941.731	1.382.044
	Alquileres pagados por adelantado	4.729.279	11.899.389
	Seguros pagados por adelantado	111.843	1.546.240
	Otros	753.092	83.531
		6.535.945	14.911.204
	No corrientes		
	Alquileres pagados por adelantado	892.535	3.750.108
	Otros	-	742.675
		892.535	4.492.783
		7.428.480	19.403.987
8)	Bienes de uso		
	Saldos al inicio del ejercicio	2.199.498.833	2.156.608.895
	Altas y activación de diferencias de cambio del ejercicio	381.452.481	425.592.794
	Bajas del ejercicio	(29.923.770)	(63.669.424)
	Amortizaciones del ejercicio	(330.894.793)	(319.033.432)
		2.220.132.751	2.199.498.833
	Anticipos a proveedores	4.408.682	5.460.946
	Previsión por obsolescencia	(3.891.174)	(9.688.587)
	Previsión por desvalorización	(555.954.264)	-
		1.664.695.995	2.195.271.192

HENRY MARTIN, LISDERO Y ASOCIADOS
C.P.C.E.C.F. - R.A.P.U. T° I F° 7

Adriana M. Blanco (Socia)
Contador Público (U.B.)
C.P.C.E.C.F. T° CXLIII F° 181

Firmado a los efectos de su identificación con el informe de fecha 17 de febrero de 2003

CTI HOLDINGS S.A.
INFORMACIÓN COMPLEMENTARIA
NOTAS A LOS ESTADOS CONTABLES CONSOLIDADOS
Por los ejercicios finalizados el 31 de diciembre de 2002 y 2001

Expresadas en pesos (Nota E)

NOTA F - COMPOSICIÓN Y/O EVOLUCIÓN DE LOS PRINCIPALES RUBROS CONSOLIDADOS NO EXPUESTOS EN OTRAS NOTAS - Continuación

	31 de diciembre de	
	2002	2001
9) Activos intangibles y cargos diferidos		
Saldos al inicio del ejercicio	933.603.133	984.855.127
Altas del ejercicio	15.091.738	193.592.139
Bajas del ejercicio	(9.497.579)	(5.826.273)
Amortizaciones del ejercicio	(200.865.794)	(239.017.860)
	738.331.498	933.603.133
No corrientes		
Proveedores en pesos	45.080	-
Proveedores en moneda extranjera	-	1.101.971
	45.080	1.101.971
	112.024.579	270.610.008
11) Cargas fiscales		
Corrientes		
Impuesto al valor agregado	4.562.116	13.123.570
Impuesto a la ganancia mínima presunta	8.454.985	9.688.083
Retenciones de impuestos	92.033.359	15.719.696
Impuesto a los ingresos brutos	4.774.758	13.890.012
Tasa CNC	10.567.853	18.466.446
Otros	2.002.080	733.663
	122.395.151	71.621.470
12) Otros Pasivos		
Corrientes		
Intereses y honorarios a pagar	254.564.662	19.342.728
Depósito de clientes y agentes	46.953	104.117
Otros	77.644	221.335
	254.689.259	19.668.180
No corrientes		
Otros	6.000	13.093
	6.000	13.093
	254.695.259	19.681.273

HENRY MARTIN, LISDERO Y ASOCIADOS
C.P.C.E.C.F. - R.A.P.U. T° I F° 7

Adriana M. Blanco (Socia)
Contador Público (U.B.)
C.P.C.E.C.F. T° CXLIII F° 181

Firmado a los efectos de su identificación con el informe de fecha 17 de febrero de 2003

CTI HOLDINGS S.A.
INFORMACIÓN COMPLEMENTARIA
NOTAS A LOS ESTADOS CONTABLES CONSOLIDADOS
Por los ejercicios finalizados el 31 de diciembre de 2002 y 2001

Expresadas en pesos (Nota E)

NOTA F - COMPOSICIÓN Y/O EVOLUCIÓN DE LOS PRINCIPALES RUBROS CONSOLIDADOS NO EXPUESTOS EN OTRAS NOTAS - Continuación

	31 de diciembre de	
	2002	2001
ESTADO DE RESULTADOS		
13) Ventas netas		
Servicios	685.993.932	1.132.109.751
Equipos y accesorios	26.422.387	88.397.797
Intereses por créditos por ventas	4.573.880	8.123.502
Menos:		
Impuesto sobre los ingresos brutos	(34.940.176)	(55.721.125)
Tasa de control, fiscalización y verificación CNC	(12.072.766)	(19.919.576)
	669.977.257	1.152.990.349
14) Resultados financieros		
Generados por activos		
Intereses por colocaciones financieras	647.596	3.135.788
Diferencias de cambio	(21.616.248)	-
Resultado por exposición a la inflación	(654.751.032)	-
Resultados por tenencia	(3.866.548)	-
	(679.586.232)	3.135.788
Generados por pasivos		
Intereses y gastos financieros	(603.337.826)	(283.413.311)
Resultado por exposición a la inflación	486.101.395	-
Diferencias de cambio netas de activaciones por $ 319.546.079	(734.566.188)	-
	(851.802.619)	(283.413.311)

HENRY MARTIN, LISDERO Y ASOCIADOS
C.P.C.E.C.F. - R.A.P.U. T° I F° 7

Adriana M. Blanco (Socia)
Contador Público (U.B.)
C.P.C.E.C.F. T° CXLIII F° 181

Firmado a los efectos de su identificación con el informe de fecha 17 de febrero de 2003

NOTA G - PRÉSTAMOS - ACTIVOS GRAVADOS Y OTRAS GARANTÍAS

a) Capital de préstamos a corto plazo

		31 de diciembre de	
Entidad	Tasa	2002	2001
Ing. Barings		-	5.455.250
Fideicomiso Laverc (Scotiabank Quilmes) (1)	8% + 4%	7.333.160	10.910.495
		7.333.160	16.365.745

(1) En virtud de la sanción de la Ley N° 25.561 cuyos efectos se detallan en nota 2, este préstamo ha sido pesificado considerando una paridad de $ 1 = US$ 1. Adicionalmente el Dto. 214/2002 del 3 de febrero de 2002 y sus modificatorias han dispuesto el ajuste del capital por el Coeficiente de Estabilización de Referencia (CER). Actualmente, en virtud de haber vencido el plazo para el pago de este préstamo, el saldo adeudado devenga intereses a una tasa del 8% más un 4% en concepto de punitorios, en reemplazo de la pactada originalmente(8%). La Compañía se encuentra en una etapa de negociación con la entidad financiera a fin de cancelarlo..

Con fecha 20 de agosto de 2002 el Scotiabank fue liquidado, constituyéndose en su lugar el Fideicomiso Laverc con el objetivo de recuperar la cartera de créditos de la entidad financiera. A la fecha de emisión de los presentes estados contables, la Compañía no ha sido notificada de la subrogación de los derechos emergentes del acuerdo suscripto originalmente.

HENRY MARTIN, LISDERO Y ASOCIADOS
C.P.C.E.C.F. - R.A.P.U. T° I F° 7

Adriana M. Blanco (Socia)
Contador Público (U.B.)
C.P.C.E.C.F. T° CXLIII F° 181

Firmado a los efectos de su identificación con el informe de fecha 17 de febrero de 2003

NOTA G - PRÉSTAMOS - ACTIVOS GRAVADOS Y OTRAS GARANTÍAS - Continuación

b) Capital de deuda financiera:

Entidad	Tasa	31 de diciembre de 2002	31 de diciembre de 2001
Telecom S.A./Telefónica de Argentina S.A. (Interconexión) (9)	14%	2.814.046	8.825.158
Overseas Private Investment Corp. (OPIC) (1)		-	222.028.612
Préstamos sindicados asegurados con respecto a ciertos riesgos políticos por:			
OPIC (1)			
National Union Fire Insurance Corporation (NUFIC) (1)			
Nuevos préstamos sindicados asegurados con respecto a ciertos riesgos políticos por NUFIC			
Tramo A (2) y (6)	PRIME + 3,50% + 2% (6)	327.309.370	211.935.185
Tramo B (2) y (6)	PRIME + 4,78% + 2% (6)	380.386.865	246.303.246
Siemens S.A. - Serie A - G (3) y (9)	8%	8.021.538	12.006.480
Siemens S.A. - PDH 1 y 2 (3) y (9)	8%	2.585.612	3.855.822
Siemens S.A. – PDH 3 (3) y (9)	8%	460.287	715.105
Siemens S.A. – PP1 (3) y (9)	8%	955.124	1.647.876
Siemens S.A. – P5 (3) y (9)	8%	429.067	666.640
Siemens S.A. – S1 (3) y (9)	8%	2.715.563	4.685.602
Siemens S.A. – Serie I 99 (3) y (9)	8%	982.302	1.525.290
Siemens Italia - SDH (3)	7,77%	22.002.255	14.236.187
Siemens ICN SPA - Serie A – C (3)	8,56%	22.414.706	18.142.105
Siemens Italia - Serie Anillos (3)	9,86%	9.841.332	6.367.973
Scotiabank	8,00%	1.598.111	3.487.236
Deutsche Bank - Tramo A (4), (7) y (8)	PRIME + 4% + 2% (7)	310.040.000	200.753.143
Deutsche Bank - Tramo B (4), (7) y (8)	PRIME + 5% + 2% (7)	414.498.962	268.391.076
Deutsche Bank - Tramo C (4), (7) y (8)	PRIME + 5% + 2% (7)	49.699.735	19.757.570
Lucent Technologies International Inc.			
Tramo A (5) y (7)	PRIME + 5% + 2%	231.549.330	149.929.866
Tramo B (5) y (7)	PRIME + 4% + 2%	252.725.709	163.641.725
Tramo C (5) y (7)	PRIME + 4% + 2%	122.033.425	79.017.526
Tramo D (5) y (7)	LIBOR + 4% + 2%	80.880.000	52.370.385
Tramo E (5) y (7)	LIBOR + 5% + 2%	35.773.816	13.761.611
Subotal		2.279.717.155	1.704.051.419
Obligaciones Negociables		858.018.166	496.800.305
Total		3.137.735.321	2.200.851.724

(1)"Senior Interior Finance Facilities"
(2)"Nuevos Préstamos Sindicados"
(3)"Acuerdo financiación Siemens"
(4)"Acuerdo de financiación PCS"
(5)"Acuerdo de financiación Lucent"
(6)Con anterioridad al 15 de marzo de 2002, fecha de default, se devengaban intereses a la tasa LIBOR + margen aplicable
(7)Con anterioridad al 26 de abril de 2002, fecha de aceleración de los préstamos, se aplicaba una tasa sobre saldos no vencidos de LIBOR + margen aplicable
(8)Con fecha 13 de marzo de 2002, Deutsche Bank cedió sus derechos sobre este crédito a favor de Lucent Technologies Inc.
(9)En virtud de la sanción de la Ley N° 25.561 cuyos efectos se detallan en nota 2, este préstamo ha sido pesificado considerando una paridad de $1 = US$1. Adicionalmente el Dto. 214/2002 del 3 de febrero de 2002 y sus modificatorias han dispuesto el ajuste del capital por el Coeficiente de Estabilización de Referencia (CER).

HENRY MARTIN, LISDERO Y ASOCIADOS
C.P.C.E.C.F. - R.A.P.U. T° I F° 7

Adriana M. Blanco (Socia)
Contador Público (U.B.)
C.P.C.E.C.F. T° CXLIII F° 181

Firmado a los efectos de su identificación con el informe de fecha 17 de febrero de 2003

NOTA G - PRÉSTAMOS - ACTIVOS GRAVADOS Y OTRAS GARANTÍAS - Continuación

Los vencimientos de capital de los préstamos a largo plazo al 31 de diciembre de 2002 en función de los acuerdos originales son los siguientes:

Ejercicios	Millones de $
Vencidos a Diciembre 2002	424,8
Enero 2003/Diciembre 2003	818,5
Enero 2004/Diciembre 2004	465,7
Enero 2005/Diciembre 2005	365,7
Enero 2006/Diciembre 2006	205,0
Enero 2007/Diciembre 2007	858,0
	3.137,7

Eventos de incumplimiento

Al 31 de diciembre de 2001, la Compañía había incumplido algunos requisitos relacionados con ratios financieros exigidos en los siguientes acuerdos de préstamo (definidos en los apartados siguientes): The OPIC Facility, CTI Term Credit Facility, el Acuerdo de Financiación PCS y el Acuerdo de financiación Lucent.

En virtud de los acontecimientos ocurridos durante el ejercicio, que modifican sustancialmente las variables macroeconómicas de la Argentina, la Compañía ha decidido dedicar sus recursos e ingresos a asegurar el normal desenvolvimiento de su actividad. En consecuencia, ha determinado suspender los pagos de sus obligaciones financieras. Dicha decisión ha sido oficialmente comunicada a los prestamistas el 15 de marzo de 2002. En consecuencia, los acreedores de los acuerdos mencionados en el primer párrafo de este apartado, comunicaron la aceleración de los vencimientos de sus créditos.

Actualmente, la Compañía se encuentra trabajando con sus asesores financieros en la reestructuración y reprogramación de sus deudas de modo de poder acordar su cancelación. Oportunamente, propondrá a los distintos acreedores financieros alternativas para el cumplimiento de los pagos postergados teniendo en cuenta a tal fin sus reales posibilidades económicas, las proyecciones financieras de la Compañía y las limitaciones impuestas por una economía signada por un elevado nivel de volatilidad.

En función del incumplimiento de las condiciones vigentes de los contratos relacionados, se ha clasificado la totalidad de la deuda financiera como corriente.

HENRY MARTIN, LISDERO Y ASOCIADOS
C.P.C.E.C.F. - R.A.P.U. T° I F° 7

Adriana M. Blanco (Socia)
Contador Público (U.B.)
C.P.C.E.C.F. T° CXLIII F° 181

Firmado a los efectos de su identificación con el informe de fecha 17 de febrero de 2003

NOTA G - PRÉSTAMOS - ACTIVOS GRAVADOS Y OTRAS GARANTÍAS - Continuación

A partir de la suspensión en los pagos financieros, los compromisos vencidos originados en los acuerdos denominados "Nuevos Préstamos Sindicados", "Acuerdo de Financiación PCS" y "Acuerdo de Financiación Lucent" (definido en el siguiente apartado), devengan intereses a una tasa diferencial (Prime más el margen aplicable más 2%) en reemplazo de la pactada originalmente (Libor más el margen aplicable correspondiente), excepto por los tramos D y E del "Acuerdo de financiación Lucent" cuyas tasas previstas para situación de incumplimiento son tasas Libor más el margen aplicable más 2% y los saldos vencidos e impagos a Siemens ICN Spa, cuya tasa prevista en caso de incumplimiento es del 3% anual adicional a la tasa pactada originalmente.

A continuación se resumen las condiciones de los acuerdos suscriptos en forma conjunta por las Compañías Operativas del Interior.

Senior Interior Finance Facilities y Nuevos Préstamos Sindicados

Las Compañías Operativas del Interior han suscripto los siguientes acuerdos de financiación a largo plazo: i) préstamo de OPIC por US$ 200 millones (denominado "The OPIC Facility") único vigente del denominado "Senior Interior Finance Facilities"; y ii) préstamo sindicado con intervención del Citibank N.A. con riesgo político parcialmente asegurado por NUFIC (National Union FIRE Insurance Corporation) por US$ 210 millones (denominado "CTI Term Credit Facility"), único vigente del denominado "Nuevos Préstamos Sindicados".

La cancelación del préstamo "OPIC Facility" fue pactada en 28 pagos trimestrales a partir del 15 de noviembre de 1997 y hasta el 15 de agosto de 2004, en cuotas ascendentes, partiendo de US$ 4 millones – para el primer pago- hasta US$ 11,25 millones para los dos últimos.

La cancelación del préstamo "CTI Term Credit Facility" fue prevista en 13 pagos trimestrales crecientes, comenzando el 15 de marzo de 2002 y finalizando el 15 de marzo de 2005.

Los préstamos tienen, entre otras, las siguientes garantías: (a) las acciones de CTI, (b) garantía prendaria sobre las cuentas recaudadoras de CTI y (c) en el caso del préstamo de OPIC, garantías de los accionistas de CTI Holdings S.A.

CTI Holdings S.A. ha prendado las acciones de CTI a favor de los bancos acreedores de acuerdo con los préstamos obtenidos originalmente de la entidad como parte de los denominados "Senior Interior Finance Facilities" y "Nuevos Préstamos Sindicados".

Los términos de estos acuerdos incluyen ciertos requisitos, básicamente niveles mínimos y ratios relacionados con resultados antes de intereses, impuestos a las ganancias y amortizaciones (EBITDA).

HENRY MARTIN, LISDERO Y ASOCIADOS
C.P.C.E.C.F. - R.A.P.U. T° I F° 7

Adriana M. Blanco (Socia)
Contador Público (U.B.)
C.P.C.E.C.F. T° CXLIII F° 181

Firmado a los efectos de su identificación con el informe de fecha 17 de febrero de 2003

NOTA G - PRÉSTAMOS - ACTIVOS GRAVADOS Y OTRAS GARANTÍAS - Continuación

Como se describe anteriormente en esta nota, a partir del corriente ejercicio, la Compañía ha iniciado un proceso de reestructuración de sus deudas financieras.

Con fechas 15 de febrero y 15 de mayo de 2002, y debido a la imposibilidad de efectuar los pagos trimestrales estipulados de US$ 18,2 millones a OPIC (The OPIC Facility) los accionistas de CTI Holdings, Verizon International Holdings Ltd. (Verizon) y BFOCP/CTI, L.D.C. (The Blackstone Group) efectuaron los pagos mencionados. Adicionalmente, con fecha 15 de agosto de 2002, dichos accionistas precancelaron la totalidad del saldo adeudado, subrogándose en los derechos contra la Compañía por los montos pagados, que comprenden US$ 87,25 millones en concepto de capital, US$ 1,7 millones de intereses y US$ 4,2 millones de gastos de precancelación.

<u>Acuerdo de Financiación Siemens</u>

Durante el mes de abril de 1999, las Compañías Operativas del Interior suscribieron un acuerdo con un proveedor (Siemens), para la adquisición de equipos y software por un total de US$ 25 millones para los tramos A-I con una subsidiaria local (Siemens S.A.) y para los tramos A-C con una subsidiaria extranjera (Siemens ICN SpA).

El acuerdo original preveía su cancelación en ocho cuotas semestrales, siendo el vencimiento final en agosto de 2005.

Durante los meses de marzo y septiembre de 2000, marzo y octubre de 2001, las Compañías Operativas del Interior suscribieron nuevos acuerdos con Siemens S.A. y Siemens ICN SpA para la adquisición de equipos por un total de US$ 24,0 millones. En virtud de los acontecimientos mencionados en el primer apartado de esta nota, del total de fondos acordados originalmente sólo se han podido utilizar US$ 19,2 millones. Al 31 de diciembre de 2002 no existen equipos y servicios pendientes de recepción.

Con fecha 27 de junio de 2001, Siemens S.A. efectuó la cesión de parte de su crédito - por un total de US$ 1,6 millones - a favor de Scotiabank bajo los mismos términos acordados con la Compañía.

Con fecha 18 de octubre de 2002, Siemens S.A. efectuó a la Compañía un reclamo por un total de $ 2,6 millones correspondientes a capital más interés de documentos vencidos e impagos. A la fecha de emisión de los presentes estados contables, las partes se encontraban en una etapa de negociación.

Los eventos de incumplimiento con relación a los acuerdos de financiación de Siemens ocurridos durante el primer trimestre del presente ejercicio (debido a la decisión de la Compañía de suspender el pago de los compromisos financieros) han ocasionado la reclasificación de la totalidad de la deuda como corriente.

HENRY MARTIN, LISDERO Y ASOCIADOS
C.P.C.E.C.F. - R.A.P.U. T° I F° 7

Adriana M. Blanco (Socia)
Contador Público (U.B.)
C.P.C.E.C.F. T° CXLIII F° 181

Firmado a los efectos de su identificación con el informe de fecha 17 de febrero de 2003

NOTA G - PRÉSTAMOS - ACTIVOS GRAVADOS Y OTRAS GARANTÍAS - Continuación

Por otro lado, la porción de la deuda financiada por Siemens S.A. (proveedor local) por un total de US$ 12,6 millones al 31 de diciembre de 2001, en virtud de la Ley N° 25.561 ha sido pesificada considerando una paridad de $ 1 = US$ 1. Adicionalmente, a partir de la emisión del Dto. 214/2002 del 3 de febrero de 2002 y sus modificatorias se aplica el ajuste del capital por el CER.

Acuerdo de Financiación PCS

El 1° de diciembre de 1999 CTI PCS obtuvo US$ 215 millones a través de un préstamo sindicado con la intervención del Deutsche Bank AG, Sucursal Nueva York, como agente intermediario.

La mencionada financiación fue estructurada a través de dos fases: i) Tramo A el cual se aplicó a la financiación de las compras realizadas a subsidiarias de Lucent Technologies Inc. por US$ 92 millones y ii) Tramo B por US$ 123 millones el cual se aplicó al pago de la Licencia al Gobierno Nacional, capital de trabajo y gastos operativos en general.

Los términos del acuerdo incluyen ciertos requisitos tales como el mantenimiento de niveles definidos mínimos de suscriptores y ratios relacionados con resultados antes de intereses, impuesto a las ganancias y amortizaciones (EBITDA) patrimonio neto, flujo de fondos y niveles máximos de endeudamiento e inversión.

Los préstamos tienen, entre otras, las siguientes garantías: (a) las acciones de CTI PCS, (b) las acciones que emita CTI PCS en el futuro, (c) los desembolsos que pudiese efectuar CTI PCS en el futuro por reducción de capital o transacciones similares, (d) constitución de derecho real de prenda o hipoteca, según corresponda, sobre los bienes existentes y futuros de CTI PCS cuyo valor individual supere los US$ 10.000, (e) cesión fiduciaria en garantía de los fondos recaudados por las ventas de CTI PCS a partir de que se produzcan ciertos incumplimientos, si ello ocurriese y (f) cesión fiduciaria en garantía de los derechos y obligaciones respecto de contrato de provisión de la red, así como los correspondientes a otros contratos relevantes presentes o futuros definidos en el respectivo contrato.

Con fecha 28 de septiembre de 2001, se firmó una modificación al acuerdo original incorporando un nuevo Tramo C por US$ 19 millones en iguales condiciones que los dos anteriores.
En virtud de los acontecimientos mencionados al comienzo de esta nota, del total de fondos acordados originalmente, sólo se han utilizado US$ 229,7 millones.

Las obligaciones asumidas por CTI PCS se encuentran garantizadas mediante la constitución de un derecho real de prenda en primer grado sobre los bienes adquiridos a Lucent Technologies S.A.

Con fecha 13 de marzo de 2002 Deutsche Bank AG, New York Branch, comunicó a la Compañía la cesión de su crédito a favor de Lucent Technologies Inc., bajo los mismos términos acordados.

NOTA G - PRÉSTAMOS - ACTIVOS GRAVADOS Y OTRAS GARANTÍAS - Continuación

Con fecha 3 de enero de 2003, Lucent Technologies Inc. comunicó a la Compañía la cesión de su crédito a favor de Goldman Sachs Credit Partners L.P. Asimismo este último cedió parte del crédito antes mencionado a favor de Cargill Financial Services International, Inc.

Acuerdo de Financiación Lucent

El 31 de marzo de 1999 CTI y CTI Norte acordaron con su proveedor Lucent Technologies Inc. (Lucent) un régimen de financiación ("Acuerdo de financiación Lucent") como parte de su estrategia financiera de largo plazo estructurada a través de dos fases: Tramo A: Aplicable a la refinanciación de US$ 75 millones de deuda comercial pendiente al 31 de marzo de 1999 y US$ 3,7 millones de gastos relacionados al préstamo; Tramo B: US$ 80 millones aplicados al financiamiento de las compras de Bienes de Capital realizados durante los años 1999 y 2000 de equipos de Lucent Technologies International Inc., de los cuales un mínimo de US$ 40 millones había sido destinado a financiar compras destinadas a la construcción de una red digital CDMA y una red inalámbrica inteligente y el resto a financiar otras compras de equipos.

El Tramo A venció el 29 de marzo de 2002, no habiéndose cancelado. El tramo B tenía prevista su amortización el 30 de septiembre de 2003.

Con fechas 15 de septiembre de 2000 y 10 de julio de 2001 se firmaron nuevos acuerdos con el proveedor a fin de incrementar el monto a financiar en US$ 94 millones, instrumentados mediante tres nuevos tramos: C, D y E de US$ 36 millones, US$ 24 millones y US$ 34 millones respectivamente, cuyos vencimientos estaban pactados en el mes de diciembre de 2003 para los dos primeros tramos y en diciembre de 2004 para el último. En virtud de los acontecimientos mencionados en el primer apartado de esta nota, del total de fondos acordados originalmente solo se han podido utilizar US$ 70,6 millones.

Las obligaciones del préstamo deben garantizarse mediante las prendas de los equipos adquiridos a Lucent. La registración de las mismas, se hizo bajo las disposiciones de la Ley N° 12.962.

Estos préstamos consideran los mismos requisitos de cumplimiento que el "Senior Interior Finance Facilities".

Los acuerdos de préstamos suscriptos por las Compañías Operativas con acreedores del exterior establecen que los pagos de intereses determinados según los contratos no deberán ser disminuidos por retenciones de impuestos de ninguna clase. En consecuencia la Compañía debe afrontar estos cargos cuya cancelación se realiza al momento del pago de los intereses aplicando la tasa del impuesto correspondiente sobre tales intereses, los cuales están denominados en dólares estadounidenses. Los montos emergentes de estas obligaciones se exponen en el rubro cargas fiscales.

NOTA H - PRÉSTAMOS DE ACCIONISTAS

Con fechas 15 de febrero y 15 de mayo de 2002, y debido a la imposibilidad de efectuar los pagos trimestrales estipulados de US$ 18,2 millones a OPIC (The OPIC Facility) los accionistas Verizon y The Blackstone Group efectuaron los pagos mencionados.

Adicionalmente, con fecha 15 de agosto de 2002, dichos accionistas precancelaron la totalidad del saldo adeudado, subrogándose en los derechos contra las Compañías Operativas por los montos pagados, referidos en nota G.

Ver además Nota 7 a los estados contables básicos.

Los acuerdos de préstamos suscriptos por la Compañía con los accionistas mencionados anteriormente, establecen que los pagos de intereses determinados según los contratos no deberán ser disminuidos por retenciones de impuestos de ninguna clase. En consecuencia la Compañía debe afrontar estos cargos cuya cancelación se realiza al momento del pago de los intereses aplicando la tasa del impuesto correspondiente sobre tales intereses, los cuales están denominados en dólares estadounidenses. Los montos emergentes de estas obligaciones se exponen en el rubro cargas fiscales.

NOTA I - CONCENTRACIÓN DE OPERACIONES Y RIESGO CREDITICIO

Las Compañías Operativas están expuestas a los siguientes riesgos crediticios:

Deudores por ventas

El rubro incluye dos tipos de deudores absolutamente diferenciados.

Por un lado las Compañías Operativas prestan servicios a personas físicas, sociedades (comerciales u otras) y organismos gubernamentales y les vende teléfonos y accesorios directamente o a través de agentes independientes. El otorgamiento de crédito se basa en la evaluación de la situación particular de cada perfil de clientes, generalmente sin exigir garantías, promoviéndose el pago a través de débito directo.

El riesgo de incobrabilidad varía para cada cliente, dependiendo entre otros factores de la situación económica de cada uno de ellos. Las Compañías Operativas evalúan el riesgo de incobrabilidad y mantienen previsiones adecuadas para reconocer probables pérdidas por créditos incobrables.

Debido a la naturaleza de la actividad de las Compañías Operativas no existe riesgo de concentración de riesgo crediticio en este sector de deudores ya que se prestan servicios a miles de clientes, ninguno de ellos significativo, que desarrollan una muy amplia gama de actividades en toda la República Argentina.

NOTA I - CONCENTRACIÓN DE OPERACIONES Y RIESGO CREDITICIO - Continuación

Por otro lado, el rubro incluye los cargos a las dos prestadoras de servicios de telefonía básica en concepto de "Calling Party Pays" y a servicios prestados por cuenta de otras compañías de telefonía celular, en concepto de "roaming".

Al 31 de diciembre de 2002 el saldo a cobrar por "Calling Party Pays" ascendía a aproximadamente $50 millones y el neto a cobrar en concepto de "roaming" ascendía a aproximadamente $ 7 millones, representando el 12% y el 2% respectivamente del total antes de deducirse la previsión por incobrabilidad de cuentas a cobrar a esa fecha.

Se considera que el riesgo crediticio en relación a esas empresas telefónicas es bajo.

Cuentas a cobrar a agentes

Al 31 de diciembre de 2002 las Compañías Operativas tienen registrado en concepto de cuentas a cobrar con 142 agentes aproximadamente $ 11,7 millones netos de previsión por incobrabilidad y para bonificación a agentes. La gerencia estima que este activo neto no ofrece un riesgo significativo de recupero.

Créditos impositivos

Los créditos fiscales están originados por el impuesto al valor agregado facturado por los proveedores de las Compañías Operativas, o pagados en oportunidad de la importación de equipos. Estos importes podrán ser utilizados para compensar el impuesto al valor agregado a pagar al Gobierno Nacional relacionado con la venta de bienes y servicios.

Este crédito no ofrece riesgo crediticio debido a que no tiene prescripción y se estima que se recuperará el próximo año.

NOTA J - COMPROMISOS Y CONTINGENCIAS

Compromisos

Las Compañías Operativas han suscripto algunos contratos con proveedores por servicios de interconexión (arriendo de tramas) hasta el año 2007. Los montos comprometidos ascienden a US$ 39 millones. En virtud de lo mencionado en nota 2 a los estados contables básicos dichos acuerdos han sido pesificados y actualmente se encuentran en negociación.

HENRY MARTIN, LISDERO Y ASOCIADOS
C.P.C.E.C.F. - R.A.P.U. T° I F° 7

Adriana M. Blanco (Socia)
Contador Público (U.B.)
C.P.C.E.C.F. T° CXLIII F° 181

Firmado a los efectos de su identificación con el informe de fecha 17 de febrero de 2003

NOTA J - COMPROMISOS Y CONTINGENCIAS Continuación

Contingencias

Las Compañías Operativas y CTI Holdings, quedan sujetas a los procedimientos, acciones y contingencias legales que pudieran surgir durante el normal desarrollo de sus actividades comerciales. En opinión de la Gerencia y conforme a lo informado por sus asesores legales, no existen situaciones de las que podrían resultar contingencias que puedan afectar en forma sustancial la situación patrimonial de las Compañías Operativas ni de CTI Holdings, que no hayan sido previsionadas al cierre del ejercicio.

NOTA K - IMPUESTO A LAS GANANCIAS - MÉTODO DEL IMPUESTO DIFERIDO

CTI Holdings y sus Sociedades Controladas adoptaron el método denominado de impuesto diferido para la registración del impuesto a las ganancias que consiste en el diferimiento del efecto impositivo de las diferencias temporarias entre la valuación contable y la impositiva de los activos y pasivos, y su posterior imputación a los resultados de los ejercicios en los cuales se produce la reversión de las mismas y asimismo tiene en consideración la posibilidad de aprovechamiento en el futuro de los quebrantos impositivos.

En el siguiente cuadro se muestra el efecto de la adopción de este criterio en miles de pesos:

Los importes están expuestos en términos de impuestos, es decir aplicando a los conceptos indicados, la tasa de impuesto vigente al cierre de cada período (35%).

	31/12/02	31/12/01
Activo (Pasivo)		
Diferencias temporarias	(351,552)	-
Quebrantos impositivos	988.076	438.362
Previsión para futura prescripción de diferencias temporarias y quebrantos impositivos	(636.524)	(438.362)
Total	-	-
Efecto Neto en patrimonio neto		
Activo neto al fin del ejercicio	-	-
Activo neto al inicio del ejercicio	-	130.559
Efecto en resultados del ejercicio	-	(130.559)
Efecto en resultados ordinarios	-	(125.600)
Efecto en resultados extraordinarios	-	(4.959)

HENRY MARTIN, LISDERO Y ASOCIADOS
C.P.C.E.C.F. - R.A.P.U. T° I F° 7

Adriana M. Blanco (Socia)
Contador Público (U.B.)
C.P.C.E.C.F. T° CXLIII F° 181

Firmado a los efectos de su identificación con el informe de fecha 17 de febrero de 2003

NOTA K - IMPUESTO A LAS GANANCIAS - MÉTODO DEL IMPUESTO DIFERIDO - Continuación

En virtud de los recientes cambios económicos descriptos en la Nota 2 a los estados contables básicos, la recuperabilidad del activo diferido por impuesto se ha visto comprometida, por lo que se mantiene una previsión por la totalidad de dicho activo.

Al 31 de diciembre de 2002 las Compañías Operativas y CTI Holdings S.A. tenían pérdidas fiscales acumuladas de aproximadamente $ 2.823,0 millones, las que podrían ser compensadas con utilidades, si las hubiera, de los próximos años, como se expone seguidamente:

	Ultimo año posible de cómputo
14,1	2003
21,8	2004
247,4	2005
134,9	2006
2.404,8	2007
2.823,0	

NOTA L - PATRIMONIO NETO NEGATIVO Y PÉRDIDAS ACUMULADAS

Ver Nota 14 a los estados contables básicos. La misma situación se produce en las sociedad controlada CTI.

NOTA M – HECHOS POSTERIORES

Con fecha 22 de enero de 2003, por medio de Resolución N° 48/03 y en el marco de la aprobación de la RG 623 del 22/11/02 que determina el aumento periódico/automático del minuto de aire en la modalidad CPP, la SC aprobó un aumento de dicho precio de acuerdo a los siguientes guarismos:

Hora Pico $ 0,335
Hora No Pico $ 0,22

Los valores mencionados fueron definidos en función del incremento del valor del minuto saliente en el período comprendido entre los meses de marzo a agosto de 2002, conforme la documentación presentada por cada uno de los operadores de telefonía celular.

HENRY MARTIN, LISDERO Y ASOCIADOS
C.P.C.E.C.F. - R.A.P.U. T° I F° 7

EDUARDO G. PADILLA FOX
Por Comisión Fiscalizadora

Adriana M. Blanco (Socia)
Contador Público (U.B.)
C.P.C.E.C.F. T° CXLIII F° 181

WALTER FORWOOD
Presidente

Firmado a los efectos de su identificación con el informe de fecha 17 de febrero de 2003

CTI HOLDINGS S.A.
Inscripción en la I.G.J.: 1.616.260

BALANCE GENERAL AL 31 DE DICIEMBRE DE 2002 Y 2001
Expresado en pesos (Nota 3)

	2002	2001
ACTIVO		
ACTIVO CORRIENTE		
Caja y bancos - Nota 4 a)	1.686.593	2.581.886
Créditos fiscales - Nota 4 b)	401.354	-
Otros créditos	6.000	13.093
Total del activo corriente	2.093.947	2.594.979
ACTIVO NO CORRIENTE		
Créditos fiscales - Nota 4 c)	-	4.161.624
Bienes de uso - Anexo A	71.082.598	85.252.539
Participación en sociedades - Nota 12 y Anexo C	150.538.638	1.536.527.767
Activos intangibles- Anexo B	5.565.922	6.782.153
Otros activos - Anexo G	-	742.675
Total del activo no corriente	227.187.158	1.633.466.758
TOTAL	229.281.105	1.636.061.737

	2002	2001
PASIVO		
PASIVO CORRIENTE		
Cuentas a pagar - Nota 4 d)	45.145	137.199
Cargas fiscales - Nota 4 e)	12.247.957	318.462
Préstamos de los accionistas - Notas 6 y 7 y Anexo G	107.931.654	56.299.290
Deuda financiera - Nota 8 y Anexo G	858.018.166	496.800.305
Compañías relacionadas - Nota 5	65.003	20.079.174
Otros pasivos - Anexo G	525.185	-
Total del pasivo corriente	978.833.110	573.634.430
PASIVO NO CORRIENTE		
Participación en sociedades - Nota 12 y Anexo C	668.359.848	-
Compañías relacionadas - Nota 6	45.733.469	112.491.640
Otros pasivos	6.000	13.096
Total del pasivo no corriente	714.099.317	112.504.736
Total del pasivo	1.692.932.427	686.139.166
PATRIMONIO NETO - Según estado Correspondiente	(1.463.651.322)	949.922.571
TOTAL	229.281.105	1.636.061.737

Las notas 1 a 17, anexos A, B, C, G y H y los estados contables consolidados adjuntos integran estos estados contables.

HENRY MARTIN, LISDERO Y ASOCIADOS
C.P.C.E.C.F. - R.A.P.U. T° I F° 7

EDUARDO G. PADILLA FOX
Por Comisión Fiscalizadora

Adriana M. Blanco (Socia)
Contador Público (U.B.)
C.P.C.E.C.F. T° CXLIII F° 181

WALTER FORWOOD
Presidente

Firmado a los efectos de su identificación con el informe de fecha 17 de febrero de 2003

CTI HOLDINGS S.A.
Inscripción en la I.G.J.: 1.616.260

ESTADO DE RESULTADOS

Por los ejercicios finalizados el 31 de diciembre de 2002 y 2001
Expresado en pesos (Nota 4)

	2002	2001
Resultado por participación en resultados ordinarios de sociedades controladas	(2.039.561.230)	(479.885.522)
Amortizaciones de bienes de uso – Anexo A	(14.169.941)	(15.405.482)
Resultados financieros y por tenencia		
Generados por activos – Nota 4 g)	6.270.008	-
Generados por pasivos - Nota 4 g)	(372.520.735)	(65.780.453)
Otros ingresos / egresos - Nota 4 f)	7.379.899	(10.684.702)
Gastos de administración - Anexo H	(515.838)	(690.128)
	(2.413.117.837)	(572.446.287)
Impuesto a las ganancias diferido - Nota 11	-	(50.158.072)
Impuesto a la ganancia mínima presunta	(456.056)	(941.395)
Pérdida ordinaria del ejercicio	(2.413.573.893)	(623.545.754)
Resultados extraordinarios - Nota 17	-	9.209.906
Pérdida del ejercicio	(2.413.573.893)	(614.335.848)

Las notas 1 a 17, anexos A, B, C, G y H y los estados contables consolidados adjuntos integran estos estados contables.

HENRY MARTIN, LISDERO Y ASOCIADOS
C.P.C.E.C.F. - R.A.P.U. T° I F° 7

EDUARDO G. PADILLA FOX
Por Comisión Fiscalizadora

Adriana M. Blanco (Socia)
Contador Público (U.B.)
C.P.C.E.C.F. T° CXLIII F° 181

WALTER FORWOOD
Presidente

Firmado a los efectos de su identificación con el informe de fecha 17 de febrero de 2003

CTI HOLDINGS S.A.
Inscripción en la I.G.J.: 1.616.260

ESTADO DE EVOLUCIÓN DEL PATRIMONIO NETO

Por los ejercicios finalizados el 31 de diciembre de 2002 y 2001
Expresado en pesos (Notas 3 y 14)

	Aportes de los Accionistas							
Concepto	Capital suscripto	Ajuste integral del capital social	Acciones a emitir	Reserva de emisión	Total	Pérdidas acumuladas	Total del Patrimonio Neto al 31/12/02	Total del Patrimonio Neto al 31/12/01
Saldos al inicio del ejercicio	27.356.06	37.535.88	4.397.52	1.797.561.94	1.866.851.41	(897.944.577)	968.906.83	963.321.21
Ajuste de resultados ejercicios anteriores						(18.984.266)	(18.984.266	
Saldos al inicio modificados	27.356.06	37.535.88	4.397.52	1.797.561.94	1.866.851.41	(916.928.843)	949.922.57	-
Emisión de acciones	4.397.52	-	(4.397.521	-	-	-	-	-
Aumento de capital en acciones ordinarias dispuesto por Asamblea de Accionistas del 18 de diciembre de 2000 y Directorio del 25 de enero de 2001	-	-	-	-	-	-	-	12.874.38
Aumento de capital en acciones ordinarias dispuesto por Asamblea de Accionistas del 6 de marzo de 2001	-	-	-	-	-	-	-	43.631.07
Aumento de capital en acciones ordinarias dispuesto por Asamblea de Accionistas del 29 de mayo de 2001	-	-	-	-	-	-	-	179.853.12
Aumento de capital en acciones ordinarias dispuesto por Asamblea de Accionistas del 29 de mayo de 2001 y Directorio del 6 de junio de 2001	-	-	-	-	-	-	-	197.043.57
Aumento de capital en acciones ordinarias dispuesto por Asamblea de Accionistas del 29 de mayo de 2001 y Directorio del 6 de junio de 2001, efectivizado el 13 de julio de 2001	-	-	-	-	-	-	-	32.513.28
Aumento de capital de acciones ordinarias dispuesto por Asamblea de Accionistas del 29 de mayo de 2001 y Directorio del 10 de julio de 2001	-	-	-	-	-	-	-	88.156.81
Aumento de capital de acciones ordinarias dispuesto por Asamblea de Acciones del 29 de mayo de 2001 y Directorio del 4 de octubre de 2001	-	-	-	-	-	-	-	47.955.99
Costo de emisión de acciones	-	-	-	-	-	-	-	(1.091.050
Pérdida del ejercicio	-	-	-	-	-	(2.413.573.893)	(2.413.573.893	(614.335.848
Saldos al 31 de diciembre de 2002	31.753.58	37.535.88	-	1.797.561.94	1.866.851.41	(3.330.502.736)	(1.463.651.322	
Saldos al 31 de diciembre de 2001	27.356.06	37.535.88	4.397.52	1.797.561.94	1.866.851.41	(897.944.577		949.922.57

Las notas 1 a 17, anexos A, B, C, G y H y los estados contables consolidados adjuntos integran estos estados contables.

HENRY MARTIN, LISDERO Y ASOCIADOS
C.P.C.E.C.F. - R.A.P.U. T° I F° 7

EDUARDO G. PADILLA FOX
Por Comisión Fiscalizadora

Adriana M. Blanco (Socia)
Contador Público (U.B.)
C.P.C.E.C.F. T° CXLIII F° 181

WALTER FORWOOD
Presidente

Firmado a los efectos de su identificación con el informe de fecha 17 de febrero de 2003

CTI HOLDINGS S.A.
Inscripción en la I.G.J.: 1.616.260

ESTADO DE ORIGEN Y APLICACIÓN DE FONDOS

Por los ejercicios finalizados el 31 de diciembre de 2002 y 2001
Expresado en pesos (Nota 3)

	2002	2001
FONDOS NETOS GENERADOS POR (APLICADOS A) LAS OPERACIONES		
Pérdida ordinaria del ejercicio	(2.413.573.893)	(623.545.754)
Ajustes para conciliar la pérdida neta con los fondos netos generados por las operaciones:		
Gastos (ingresos) que no consumen (generan) fondos:		
Participación en resultados ordinarios de sociedades controladas	2.039.561.230	479.885.522
Amortizaciones de bienes de uso	14.169.941	15.405.482
Diferencias de cambio y otros resultados financieros	286.588.825	-
Impuesto diferido	-	50.158.072
Variaciones de activos y pasivos operativos:		
Cuentas a pagar	(92.054)	(996.440)
Intereses a pagar	127.366.279	52.558.046
Compañías relacionadas	(86.772.342)	19.466.511
Impuestos a pagar	10.918.257	318.462
Créditos fiscales	3.760.270	(2.488.473)
Otros	19.039.377	10.901.556
Fondos netos generados por las operaciones	965.890	1.662.984
Resultado extraordinario del ejercicio	-	9.209.906
Ajustes para conciliar el resultado extraordinario con los fondos netos generados por las operaciones:		
Participación en la ganancia extraordinaria de las sociedades controladas	-	(9.209.906)
Fondos netos generados por las operaciones extraordinarias	-	-
Fondos netos generados por las operaciones	965.890	1.662.984
FONDOS NETOS (APLICADOS A) GENERADOS POR ACTIVIDADES FINANCIERAS		
Gastos por restructuración de la deuda financiera	(1.861.183)	-
Fondos netos aplicados a actividades financieras	(1.861.183)	-
(Disminución) Aumento neta en caja y equivalentes	(895.293)	1.662.984
Caja y equivalentes al comienzo del ejercicio	2.581.886	918.902
Caja y equivalentes al final del ejercicio	1.686.593	2.581.886

Las notas 1 a 17, anexos A, B, C, G y H y los estados contables consolidados adjuntos integran estos estados contables.

HENRY MARTIN, LISDERO Y ASOCIADOS
C.P.C.E.C.F. - R.A.P.U. T° I F° 7

EDUARDO G. PADILLA FOX
Por Comisión Fiscalizadora

Adriana M. Blanco (Socia)
Contador Público (U.B.)
C.P.C.E.C.F. T° CXLIII F° 181

WALTER FORWOOD
Presidente

Firmado a los efectos de su identificación con el informe de fecha 17 de febrero de 2003

NOTA 1 - CONSTITUCIÓN Y OPERACIONES

CTI Holdings S.A. (CTI Holdings o la Compañía) fue constituida el 15 de diciembre de 1995 con el objeto de ser una sociedad inversora en otras sociedades constituidas o a constituirse.

A partir de diciembre de 1997 CTI Holdings fue la sociedad controlante de CTI Compañía de Teléfonos del Interior S.A. (CTI) y CTI Norte Compañía de Teléfonos del Interior S.A. (CTI Norte) (en conjunto con la anterior Compañías Operativas del Interior).

A partir del 21 de junio de 2000 CTI Holdings fue la sociedad controlante de CTI PCS Holdings S.A. (CTI PCS Holdings), sociedad a su vez controlante de CTI PCS S.A. (CTI PCS). Con motivo de la liquidación anticipada de CTI PCS Holdings, el día 30 de marzo de 2001 los accionistas de esta sociedad transfirieron sus tenencias accionarias en CTI PCS a CTI Holdings, por lo que ésta se ha convertido en su controlante.

El 30 de marzo de 2001, Verizon International Holdings Ltd., accionista mayoritario de CTI Holdings, aportó a esta sociedad sus tenencias accionarias en Compañía de Telecomunicaciones Integrales S.A. (CT Integrales) equivalente al 94% de su capital, las que sumadas al 5% que ya le pertenecían a la Sociedad, la hicieron propietaria del 99% de las acciones de CT Integrales.

Con fecha 1° de enero de 2002, CTI Holdings efectuó la compra del 1% restante de las acciones de CT Integrales.

CT Integrales en conjunto con CTI, CTI Norte y CTI PCS conformaron las denominadas Compañías Operativas.

En la misma fecha CTI Holdings vendió la totalidad del paquete accionario que poseía en CT Integrales a CTI por un precio equivalente al valor patrimonial proporcional que tenía en esa compañía. En consecuencia, a partir de esa transacción, CTI devino en controlante de CT Integrales.

Con fecha 2 de abril de 2002 CTI incorporó como resultante de un proceso de fusión por absorción, a CTI Norte y CT Integrales, con efecto retroactivo al 1° de enero de 2002. La sociedad absorbente mantiene su denominación, es decir, CTI Compañía de Teléfonos del Interior S.A.

Esta reorganización societaria persigue como objetivo el aumento de productividad de todo el grupo y la optimización de los recursos operativos, administrativos y financieros.

NOTA 1 - CONSTITUCIÓN Y OPERACIONES - Continuación

CTI y CTI PCS operan por separado dos redes de servicios de telecomunicaciones celulares en todas las provincias de la República Argentina y en la Ciudad de Buenos Aires. Las redes cubren un área con una población estimada de aproximadamente 31,9 millones de habitantes basada en los valores relevados durante el Censo 2001 y compilados por el Instituto Nacional de Estadísticas y Censos (INDEC), aproximadamente 18,4 millones en el interior del país (operada por CTI) y 13,5 millones en el Área Múltiple Buenos Aires y su extensión Área II (operada por CTI PCS).

Las Compañías Operativas del Interior resultaron a principios de 1994, adjudicatarias del Concurso Público CNT 1/93 para la prestación del Servicio de Telefonía Móvil en el interior del país (Áreas de Explotación I y III). Adicionalmente, estas sociedades desde el año 2000 operan en el sistema PCS en el interior del país (frecuencia CC' - 1.900 Mhz).

CTI PCS resultó adjudicataria de la licencia para la prestación del servicio de comunicaciones personales (PCS) en el Área Múltiple Buenos Aires (AMBA) y su extensión (Área II) utilizando la Banda AA', en la frecuencia 1.900 Mhz. y comenzó a brindar servicios a sus clientes a partir del mes de mayo del año 2000.

Al absorber por fusión a CT Integrales, CTI presta los servicios de telefonía fija local y de larga distancia, provisión de enlaces para prestación del servicio de telefonía, provisión de enlaces punto a punto internacionales arrendados para telefonía, transmisión de datos y/o servicios de valor agregado en todo el territorio de la República Argentina en los términos de la licencia otorgada en 1999.

Los servicios que prestan las Compañías Operativas son provistos por equipos de alto desarrollo tecnológico. Aunque la red instalada es comparable con aquellas instaladas en otros mercados, no puede razonablemente preverse si los desarrollos tecnológicos futuros afectarán su capacidad de recupero de costos.

NOTA 2 - FACTORES DE RIESGO DE MERCADO. ACONTECIMIENTOS ECONÓMICOS SIGNIFICATIVOS RECIENTES

La Compañía realiza todas sus operaciones comerciales en la República Argentina, cuya economía ha experimentado cambios sustanciales en los últimos años. En 1991 se instaura el régimen de convertibilidad del peso argentino al dólar estadounidense en una base de paridad de un peso por dólar estimulando la inversión extranjera en el país, la privatización y venta de empresas estatales y la reducción de la inflación anual, de acuerdo con el "Índice de Precios Mayoristas Nivel General" publicado por el Instituto Nacional de Estadísticas y Censos, de 898% en 1990 a aproximadamente 2,71% en 2000, 5,4% -negativo- en 2001.

HENRY MARTIN, LISDERO Y ASOCIADOS
C.P.C.E.C.F. - R.A.P.U. T° I F° 7

Adriana M. Blanco (Socia)
Contador Público (U.B.)
C.P.C.E.C.F. T° CXLIII F° 181

Firmado a los efectos de su identificación con el informe de fecha 17 de febrero de 2003

NOTA 2 - FACTORES DE RIESGO DE MERCADO. ACONTECIMIENTOS ECONÓMICOS SIGNIFICATIVOS RECIENTES - Continuación

A partir de la segunda mitad del año 1998 el país estuvo afectado por diversos factores internos y externos (caída del precio de las materias primas, mayor aversión al riesgo de los países emergentes y la devaluación brasileña entre otros) cuyos efectos fueron la recesión económica y la disminución del crédito internacional.

Durante el año 2001 el Producto Bruto Interno (PBI) disminuyó un 4,5%, se acentuó la presión deflacionaria, el deterioro fiscal y la falta de crédito internacional. A esta ausencia de financiamiento externo se sumó la desconfianza interna provocando una drástica disminución de los depósitos bancarios y la consiguiente reducción en los préstamos al sector privado.

La prolongada recesión económica, la inestabilidad política y las crecientes tensiones sociales provocaron importantes cambios políticos en los más altos niveles del Poder Ejecutivo.

A partir de comienzos de diciembre de 2001, las autoridades nacionales implementaron diversas medidas de carácter monetario y de control de cambios, que comprendían principalmente la restricción a la libre disponibilidad de los fondos depositados en las entidades bancarias y la imposibilidad práctica de realizar transferencias de fondos al exterior, con excepciones vinculadas al comercio exterior y otras transacciones autorizadas, las cuales se encuentran en algunos casos sujetas a la previa aprobación del Banco Central de la República Argentina (BCRA). Posteriormente, el Gobierno declaró el incumplimiento del pago de los servicios de la deuda externa y, el 6 de enero de 2002, el Congreso Nacional sancionó la ley N° 25.561 de Emergencia Pública y Reforma del Régimen Cambiario que implicó un profundo cambio del modelo económico vigente hasta ese momento y la modificación de la ley de convertibilidad vigente desde marzo de 1991 (que había fijado la paridad peso – dólar 1 a 1 durante más de 10 años) , y que faculta al Poder Ejecutivo, entre otros aspectos, a sancionar medidas adicionales de carácter monetario, financiero y cambiario conducentes a superar la actual crisis económica en el mediano plazo.

El Decreto N° 71/2002 del Poder Ejecutivo y la Comunicación "A" 3425 y sus modificatorias, del BCRA, establecieron un mercado de cambios "oficial", básicamente para exportaciones y ciertas importaciones y obligaciones financieras y otro "libre" para el resto de operaciones. La paridad del mercado "oficial" fue establecida en 1,40 pesos por dólar y la cotización del mercado "libre" al cierre del primer día de reapertura del mercado cambiario (11 de enero de 2002), que había estado suspendido desde el 23 de diciembre de 2001, osciló entre 1,60 y 1,70 pesos por cada dólar, tipo vendedor.

NOTA 2 - FACTORES DE RIESGO DE MERCADO. ACONTECIMIENTOS ECONÓMICOS SIGNIFICATIVOS RECIENTES - Continuación

Posteriormente, se emitieron diversas normas, que introdujeron modificaciones adicionales a la nueva normativa vigente, entre las que cabe mencionar: la unificación del mercado cambiario en un mercado "libre", la pesificación de los depósitos en dólares mantenidos en instituciones financieras del país al tipo de cambio de 1,40 pesos por cada dólar, y de todas las obligaciones expresadas en dicha moneda, contraídas al 6 de enero de 2002 en el país, al tipo de cambio de 1 peso por cada dólar, la pesificación de todos los contratos privados celebrados a dicha fecha, la pesificación de las tarifas de los servicios públicos anteriormente pactadas en dólares y su posterior renegociación caso por caso, la autorización previa del BCRA para realizar ciertas transferencias al exterior por servicios de capital e intereses, la suspensión de los despidos sin justa causa que vencerá a principios del 2003 y la suspensión de las causales de disolución por pérdida del capital social y reducción obligatoria del mismo establecidas en la Ley de Sociedades Comerciales hasta el 10 de diciembre de 2003.

A la fecha de emisión de estos estados contables, el Gobierno Nacional se encuentra aún analizando políticas complementarias.

Por otra parte, y como consecuencia de los cambios instrumentados, durante el año 2002 se produjo un incremento del índice de precios internos al por mayor de un 118,21 %, de acuerdo a la información del Instituto Nacional de Estadísticas y Censos.

Según lo establece la citada Ley de Emergencia, la pérdida resultante de la aplicación del nuevo tipo de cambio sobre la posición neta de activos y pasivos en moneda extranjera al 6 de enero de 2002 será deducible en el impuesto a las ganancias a razón de un 20% anual durante los 5 ejercicios cerrados con posterioridad a la fecha de vigencia de la ley. En caso de que dicho efecto sea ganancia, deberá ser considerado gravado en el ejercicio que cierra el 31 de diciembre de 2002.

Debido a las restricciones impuestas a la disponibilidad de los fondos depositados en el sistema bancario, que se exponen adicionalmente en la nota 10 a los presentes estados contables y a la necesidad de obtener la previa autorización del BCRA, la Sociedad tiene restringida la posibilidad de realizar ciertas transferencias al exterior en concepto de pago de servicios de capital de préstamos financieros.

En cuanto a la Sociedad, las implicancias de las medidas anteriormente enunciadas son variadas:

- La recuperabilidad del activo por impuesto diferido también se ha visto comprometida. En consecuencia, la Compañía y sus subsidiarias mantienen una previsión por la totalidad de dicho activo.

NOTA 2 - FACTORES DE RIESGO DE MERCADO. ACONTECIMIENTOS ECONÓMICOS SIGNIFICATIVOS RECIENTES – Continuación

- La generación de fondos de la Compañía y de sus subsidiarias se denomina en pesos dado que proviene en su mayor parte del mercado local, en tanto que los compromisos financieros asumidos se encuentran principalmente denominados en dólares. Estas circunstancia ha producido un desajuste significativo de fondos según la estructura y cronograma de pago de dichos vencimientos, ante lo cual la Compañía ha decidido suspender los pagos de sus obligaciones financieras según se detalla en Nota G.

- En cuanto a los saldos con proveedores locales pactados en dólares originados en acuerdos anteriores a la promulgación de la ley cuyo vencimiento era posterior a la misma, en su mayor parte han sido cancelados considerando tipos de cambio diferenciados pactados con los acreedores individualmente.

Los factores de riesgo relacionados con la situación descripta en esta nota incluyen las siguientes incertidumbres para la Compañía:

- Respecto de los activos de larga duración, si bien se ha mantenido el valor registrado de bienes de uso y de activos intangibles al 31 de diciembre de 2002 de $ 71 millones y $ 6 millones respectivamente, sobre la base de los planes de negocios actualmente disponibles, la recuperabilidad de tales activos dependerá de la ejecución efectiva de dichos planes, de los efectos que la continuidad de la crisis económica pudiera producir y por ende del éxito de las operaciones futuras de la Sociedad.

- No es posible estimar razonablemente el resultado final de proceso de renegociación de la deuda financiera descripto en Nota G.

- Las nuevas condiciones de mercado, sumadas a la persistencia del cuadro recesivo, podrían afectar negativamente las operaciones de la Compañía y su posición financiera.

Teniendo en cuenta el contexto económico descripto precedentemente, y que ciertas cuestiones requerirán de nuevas medidas por parte del Gobierno, a la fecha de aprobación de los presentes estados contables no es posible determinar los futuros efectos que la continuación de la crisis económica puede tener sobre la situación financiera y los resultados de la Sociedad. Los estados contables no incluyen ningún ajuste que pudiera resultar de estas incertidumbres. La Dirección de la Sociedad se encuentra en continua evaluación de la magnitud de los impactos que podrían tener dichas medidas económicas sobre su situación financiera y los resultados de sus operaciones. Los efectos relacionados serán informados en los estados contables cuando ellos sean conocidos y cuantificables.

HENRY MARTIN, LISDERO Y ASOCIADOS
C.P.C.E.C.F. - R.A.P.U. T° I F° 7

Adriana M. Blanco (Socia)
Contador Público (U.B.)
C.P.C.E.C.F. T° CXLIII F° 181

Firmado a los efectos de su identificación con el informe de fecha 17 de febrero de 2003

NOTA 3 - BASES DE PREPARACIÓN Y PRESENTACIÓN DE LOS ESTADOS CONTABLES

Reexpresión de estados contables

Los estados contables se presentan en moneda constante, siguiendo el método de reexpresión establecido en la Resolución Técnica N° 6 de la Federación Argentina de Consejos Profesionales de Ciencias Económicas (FACPCE), mediante el empleo de coeficientes de ajustes derivados del Índice de Precios Internos al por Mayor (IPIM) del Instituto Nacional de Estadística y Censos y de acuerdo con las modalidades establecidas en la Resolución General N° 415 de la Comisión Nacional de Valores (CNV), organismo de contralor de la sociedad.

De acuerdo con el método mencionado, las mediciones contables fueron reexpresadas por el cambio en el poder adquisitivo de la moneda hasta el 31 de agosto de 1995. A partir de dicha fecha, en base a las condiciones de estabilidad económica prevalecientes y de acuerdo con lo requerido por la Resolución General N° 272 de la CNV y aceptado por las normas contables profesionales, las mediciones contables no fueron reexpresadas hasta el 31 de diciembre de 2001. En virtud de la Resolución General N° 415 de la CNV, se reanudó la aplicación del método con efectos a partir del 1° de enero de 2002, considerándose las mediciones contables anteriores a esta fecha expresadas en moneda del 31 de diciembre de 2001.

El método de reexpresión en moneda constante ha sido aplicado a los valores de costos contables inmediatamente anteriores a la activación de las diferencias de cambio mencionadas en el apartado "resultados financieros y por tenencia" de esta nota. Tales diferencias de cambio representan un adelantamiento del reconocimiento de las variaciones en el poder adquisitivo de la moneda y quedarán subsumidas en la expresión de los valores contables en moneda homogénea de los activos indicados en dicha nota.

Los saldos al 31 de diciembre de 2001, han sido reexpresados en moneda constante del 31 de diciembre de 2002, a los efectos de su presentación comparativa.

Nuevas normas contables profesionales

El Consejo Profesional de Ciencias Económicas de la Ciudad Autómoma de Buenos Aires (CPCECABA) ha aprobado nuevas normas contables emitidas por la Federación Argentina de Consejos Profesionales de Ciencias Económicas (FACPCE), con el siguiente alcance:

(a) Resoluciones Técnicas Nros. 16 a 19 de la FACPCE, con las modificaciones incorporadas por las Resoluciones C.D. Nros. 238/01, 243,01, 261/01, 262/01 y M.D. 32/02 del CPCECABA y con vigencia obligatoria para ejercicios que se inicien a partir del 1° de julio de 2002, y

HENRY MARTIN, LISDERO Y ASOCIADOS
C.P.C.E.C.F. - R.A.P.U. T° I F° 7

Adriana M. Blanco (Socia)
Contador Público (U.B.)
C.P.C.E.C.F. T° CXLIII F° 181

Firmado a los efectos de su identificación con el informe de fecha 17 de febrero de 2003

NOTA 3 - BASES DE PREPARACIÓN Y PRESENTACIÓN DE LOS ESTADOS CONTABLES – Continuación

(b) Resolución Técnica N° 20 de la FACPCE con las modificaciones incorporadas por la Resolución C.D 187/02 del CPCECABA y con vigencia obligatoria para ejercicios que se inicien a partir del 1° de enero de 2003.

Dichas normas contables introducen cambios de criterios de medición de la situación patrimonial y los resultados de la Sociedad y nuevos requerimientos de exposición. Los cambios que pueden resultar de mayor relevancia para la Sociedad se detallan a continuación :

(a) Descuento de créditos y deudas
(b) Reconocimiento de activos intangibles y vidas útiles asignadas

Los efectos de los cambios de normas contables al inicio de su primer ejercicio de aplicación deben ser registrados en forma retroactiva. Sin embargo, las nuevas normas contables requieren dar un tratamiento prospectivo a los cambios identificados en el inciso (a) precedente y admiten, como criterio alternativo, dar también dicho tratamiento a los cambios identificados en el inciso (b). Dada la reciente emisión de la resolución de la CNV, a la fecha de aprobación de los presentes estados contables, la Dirección de la Sociedad no ha concluido el análisis de los efectos involucrados en estos cambios y, por consiguiente, no ha definido las alternativas a ser aplicadas en los casos así previstos por las nuevas normas.

La CNV (organismo de contralor de la sociedad), ha emitido con fecha 14 de enero de 2003, su Resolución General N° 434, según la cual adopta, con ciertas excepciones y con vigencia obligatoria para ejercicios que se inicien a partir del 1° de enero de 2003, las nuevas normas contables aprobadas por el CPCECABA.

Uso de estimaciones

La elaboración de los estados contables de acuerdo con las normas contables contempla el uso de estimaciones y premisas que afectan los estados contables. Los resultados finales podrán variar de dichas estimaciones.

HENRY MARTIN, LISDERO Y ASOCIADOS
C.P.C.E.C.F. - R.A.P.U. T° I F° 7

Adriana M. Blanco (Socia)
Contador Público (U.B.)
C.P.C.E.C.F. T° CXLIII F° 181

Firmado a los efectos de su identificación con el informe de fecha 17 de febrero de 2003

NOTA 3 - BASES DE PREPARACIÓN Y PRESENTACIÓN DE LOS ESTADOS CONTABLES – Continuación

Políticas contables y métodos de valuación

Las principales políticas contables y métodos de valuación son los siguientes:

- Fondos en Caja y Bancos, Créditos y Pasivos que corresponden a operaciones liquidables en pesos.

  Se expresan a su valor nominal, incorporando o deduciendo, cuando corresponda, los resultados financieros devengados a la fecha del balance.

- Fondos en Caja y Bancos, Créditos y Pasivos que correspondan a operaciones liquidables en moneda extranjera

  Se valúan aplicando el tipo de cambio vigente a la fecha del balance para la liquidación de estas operaciones, incorporando o deduciendo cuando corresponda los intereses devengados hasta esa fecha.

- Inversiones en sociedades controladas

  Se valúan a valor patrimonial proporcional en base a estados contables expresados en moneda homogénea a la misma fecha.

  Según se describe en Nota 2 a los estados contables, si bien la Compañía ha mantenido el valor registrado de tales bienes sobre la base de sus planes y proyecciones económico-financieras, la recuperabilidad del monto registrado de tales activos depende de la ejecución efectiva de los planes y proyecciones de la Dirección y del éxito de las operaciones futuras.

- Bienes de Uso

  Corresponde a la adquisición de equipamiento, software y demás componentes tangibles e intangibles del Sistema de Facturación en Línea para Telefonía Celular denominado Stealth. Dicho sistema ha sido valuado a su costo de adquisición, reexpresado de acuerdo con lo indicado en el primer apartado de esta nota.

  La amortización se calcula utilizando el método de línea recta sobre la vida útil estimada para el mencionado sistema a partir de su fecha de incorporación.

HENRY MARTIN, LISDERO Y ASOCIADOS
C.P.C.E.C.F. - R.A.P.U. T° I F° 7

Adriana M. Blanco (Socia)
Contador Público (U.B.)
C.P.C.E.C.F. T° CXLIII F° 181

Firmado a los efectos de su identificación con el informe de fecha 17 de febrero de 2003

NOTA 3 - BASES DE PREPARACIÓN Y PRESENTACIÓN DE LOS ESTADOS CONTABLES – Continuación

- Bienes de Uso - Continuación

  Según se describe en Nota 2 a los estados contables, si bien la Compañía ha mantenido el valor registrado de tales bienes sobre la base de sus planes y proyecciones económico-financieras, la recuperabilidad del monto registrado de tales activos depende de la ejecución efectiva de los planes y proyecciones de la Dirección y del éxito de las operaciones futuras.

- Activos intangibles

  Desarrollo de sistemas: Los montos corresponden a gastos incurridos con motivo de sistemas administrativos y se amortizan utilizando el método de la línea recta en 8 años, a partir de la puesta en marcha de los mismos.

  Gastos para obtención de préstamos: Se difieren y se amortizan durante el plazo de la deuda correspondiente.

  Según se describe en Nota 2 a los estados contables, si bien la Compañía ha mantenido el valor registrado de tales bienes sobre la base de sus planes y proyecciones económico-financieras, la recuperabilidad del monto registrado de tales activos depende de la ejecución efectiva de los planes y proyecciones de la Dirección y del éxito de las operaciones futuras.

- Impuesto a las ganancias

  La registración contable del impuesto a las ganancias se efectúa empleando el método denominado de impuesto diferido (Nota 11).

- Impuesto a la ganancia mínima presunta

  El impuesto a la ganancia mínima presunta se registra como un gasto en la medida que se estima que no podrá ser computado a cuenta del impuesto a las ganancias de los próximos ejercicios y se diferiría en la medida que se estime que, por el contrario, se pudiera efectuar su cómputo.

NOTA 3 - BASES DE PREPARACIÓN Y PRESENTACIÓN DE LOS ESTADOS CONTABLES – Continuación

- Cuentas del Patrimonio Neto

  Se encuentran reexpresadas de acuerdo con lo indicado en el primer apartado de esta nota, excepto la cuenta Capital Social, la que se ha mantenido a su valor nominal histórico, el ajuste originado por la diferencia entre el capital social expresado en moneda homogénea y el capital social nominal histórico, ha sido expuesto en la cuenta "Ajuste Integral del Capital Social".

- Cuentas del estado de resultados

  Todas las cuentas se reexpresaron en moneda de cierre del período, mediante la aplicación de los siguientes criterios:

  - Las cuentas que acumulan operaciones monetarias ocurridas a lo largo de cada período se reexpresaron mediante la aplicación a los importes originales de los coeficientes correspondientes al mes de devengamiento.

  - Los cargos por consumos de activos no monetarios (bienes de uso y activos intangibles) valuados al costo se reexpresaron en función de los importes ajustados de tales activos.

  - Bajo la denominación de resultados financieros se exponen, en forma conjunta: (a) las diferencias de cambio generadas por los activos y pasivos en moneda extranjera, netas del efecto de la inflación sobre tales partidas, (b) los ingresos y gastos financieros reales, (c) la amortización de cargos diferidos y (d) el efecto de la inflación general sobre los activos y pasivos monetarios en moneda nacional.

CTI HOLDINGS S.A.

NOTAS A LOS ESTADOS CONTABLES - Continuación
Por los ejercicios finalizados el 31 de diciembre de 2002 y 2001

Expresadas en pesos (Nota 3)

NOTA 4 - COMPOSICIÓN DE LOS PRINCIPALES RUBROS DE LOS ESTADOS CONTABLES NO EXPUESTOS EN OTRAS NOTAS O EN ANEXOS

	31 de diciembre de	
	2002	2001
ACTIVO CORRIENTE		
a) Caja y bancos		
Caja en pesos	10	22
Bancos en pesos	90.582	10.904
Bancos en moneda extranjera - Anexo G	1.596.001	2.570.960
	1.686.593	2.581.886
b) Créditos fiscales		
Impuesto al valor agregado y otros	401.354	-
	401.354	-
ACTIVO NO CORRIENTE		
c) Créditos fiscales		
Impuesto al valor agregado y otros	-	4.161.624
	-	4.161.624
PASIVO CORRIENTE		
d) Cuentas a pagar		
Proveedores en pesos	44.488	91.246
Proveedores en moneda extranjera - Anexo G	657	45.953
	45.145	137.199
e) Cargas fiscales		
Impuesto a la ganancia mínima presunta	116.413	288.552
Retenciones de impuestos y otros	12.131.544	29.910
	12.247.957	318.462

HENRY MARTIN, LISDERO Y ASOCIADOS
C.P.C.E.C.F. - R.A.P.U. T° I F° 7

Adriana M. Blanco (Socia)
Contador Público (U.B.)
C.P.C.E.C.F. T° CXLIII F° 181

Firmado a los efectos de su identificación con el informe de fecha 17 de febrero de 2003

NOTA 4 - COMPOSICIÓN DE LOS PRINCIPALES RUBROS DE LOS ESTADOS CONTABLES NO EXPUESTOS EN OTRAS NOTAS O EN ANEXOS - Continuación

	31 de diciembre de	
	2002	2001
ESTADO DE RESULTADOS		
f) Otros ingresos/egresos		
Alquileres ganados	8.214.910	-
Resultado por incremento participación en sociedad controlada	(615.807)	(10.684.702)
Ingresos brutos	(219.204)	-
	7.379.899	(10.684.702)
g) Resultados financieros y por tenencia		
Generados por activos:		
Resultado por exposición a la inflación	(4.152.322)	-
Diferencias de cambio	10.422.330	-
	6.270.008	-
Generados por pasivos - Anexo H		
Intereses y gastos financieros	(153.463.131)	(65.780.453)
Resultado por exposición a la inflación	15.184.267	-
Diferencia de cambio	(234.241.871)	-
	(372.520.735)	(65.780.453)

HENRY MARTIN, LISDERO Y ASOCIADOS
C.P.C.E.C.F. - R.A.P.U. T° I F° 7

Adriana M. Blanco (Socia)
Contador Público (U.B.)
C.P.C.E.C.F. T° CXLIII F° 181

Firmado a los efectos de su identificación con el informe de fecha 17 de febrero de 2003

NOTA 5 - CRÉDITOS Y DEUDAS. VENCIMIENTOS Y TASAS

La información al 31 de diciembre de 2002 es la siguiente:

Activos	Créditos fiscales	Otros créditos	Total
Sin plazo establecido	-	6.000	6.000
Plazo a vencer			
Primer trimestre	121.114	-	121.114
Segundo trimestre	280.240	-	280.240
Total al 31/12/02	401.354	6.000	407.354

Pasivos	Cuentas a pagar	Compañías relacionadas	Cargas fiscales	Otros pasivos	Deuda financiera	Préstamos accionistas	Total
Sin plazo	-	65.003	-	-	-	107.931.654	107.996.657
Plazo vencido	45.145	-	-	525.185	858.018.166	-	858.588.496
Plazo a vencer							
Primer trimestre	-	-	12.131.544	-	-	-	12.131.544
Segundo trimestre	-	-	116.413	-	-	-	116.413
Año 2	-	7.200.000	-	6.000	-	-	7.206.000
Año 3	-	7.200.000	-	-	-	-	7.200.000
Año 4	-	7.200.000	-	-	-	-	7.200.000
Año 5 y siguientes	-	24.133.469	-	-	-	-	24.133.469
Total al 31/12/02	45.145	45.798.472	12.247.957	531.185	858.018.166	107.931.654	1.024.572.579

Los saldos que devengan interés son las deudas con Compañías relacionadas, los préstamos de accionistas y la deuda financiera - Ver detalles en Notas 6, 7 y 8.

HENRY MARTIN, LISDERO Y ASOCIADOS
C.P.C.E.C.F. - R.A.P.U. T° I F° 7

Adriana M. Blanco (Socia)
Contador Público (U.B.)
C.P.C.E.C.F. T° CXLIII F° 181

Firmado a los efectos de su identificación con el informe de fecha 17 de febrero de 2003

CTI HOLDINGS S.A.

NOTAS A LOS ESTADOS CONTABLES - Continuación

Por los ejercicios finalizados el 31 de diciembre de 2002 y 2001

Expresadas en pesos (Nota 3)

NOTA 6 - TRANSACCIONES CON COMPAÑÍAS CONTROLADAS Y RELACIONADAS

A continuación se exponen las transacciones realizadas durante los ejercicios finalizados al 31 de diciembre de 2002 y 2001 con las compañías controladas y relacionadas y la sociedad controlante, así como los saldos a la fecha de balance.

	2002					
	Transacciones				Saldos deudores (acreedores)	
	Alquiler de Sistema Stealth	Transferencia de acciones de CT Integrales	Intereses (perdidos) ganados	Capitalización de préstamos	Cuentas a cobrar (pagar)	Préstamos e intereses
Verizon International Holdings Ltd. (1)	-	-	(20.963.859)	9.768.566	-	(107.931.654)
CTI Compañía de Teléfonos del Interior S.A.	5.447.011	13.237.538	(5.251.482)	-	(45.733.469)	-
CTI PCS S.A.	2.767.899	-	-	-	(65.003)	-
TOTALES	8.214.910	13.237.538	(26.215.341)	9.768.566	(45.798.472)	(107.931.654)

	2001						
	Transacciones					Saldos deudores (acreedores)	
	Servicios prestados y otros (2)	Capital de préstamos	Intereses perdidos (ganados)	Préstamos cedidos	Capitalización de préstamos	Cuentas a cobrar (pagar)	Préstamos e intereses
Verizon International Holdings Ltd. (1)	-	(56.079.954)	(219.336)	(345.884.861)	-	-	(56.299.290
CTI Compañía de Teléfonos del Interior S.A.	(9.735.927)	-	(5.801.137)	66.408.119	(66.408.119)	(70.036.387)	-
CTI Norte Compañía de Teléfonos del Interior S.A. (3)	(9.991.078)	-	(5.801.137)	-	-	(61.226.121)	-
CTI PCS S.A.	(1.105.039)	-	-	279.476.742	(279.476.742)	(1.308.306)	-
Totales	(20.832.044)	(56.079.954)	(11.821.610)	-	(345.884.861)	(132.570.814)	(56.299.290

(1) Incluye Verizon Communications International, Inc. (accionista de la Sociedad Controlante) y sus compañías antecesoras.
(2) Incluye adelantos, pagos por cuenta y orden y prestaciones de servicios.
(3) A partir del 01/01/2002 fue fusionada por absorción por CTI Compañía de Teléfonos del Interior.

HENRY MARTIN, LISDERO Y ASOCIADOS
C.P.C.E.C.F. - R.A.P.U. T° I F° 7

Adriana M. Blanco (Socia)
Contador Público (U.B.)
C.P.C.E.C.F. T° CXLIII F° 181

Firmado a los efectos de su identificación con el informe de fecha 17 de febrero de 2003

NOTA 6 - TRANSACCIONES CON COMPAÑÍAS CONTROLADAS Y RELACIONADAS Continuación

Con fecha 29 de diciembre de 2000 se firmó un acuerdo por el que CTI y CTI Norte le vendieron a CTI Holdings la totalidad del equipamiento, software y demás componentes tangibles e intangibles del Sistema de Facturación en Línea para Telefonía Celular denominado Stealth. El monto de la operación fue de US$ 45,5 millones, los cuales serán abonados a CTI en un plazo de 30 meses. Como garantía de la operación CTI Holdings entregó a CTI un pagaré con vencimiento 30 de septiembre de 2003 por un monto equivalente a la suma total de la operación más sus intereses acordados a una tasa del 11,5% anual.

NOTA 7 - PRÉSTAMOS DE LOS ACCIONISTAS

El 21 de diciembre de 2001, CTI Holdings suscribió un acuerdo de préstamo denominado "December 2001 Notes Purchase Agreement" con el accionista Verizon por un monto total de US$ 25,7 millones sujeto a una tasa de interés del 20% anual y cuyo vencimiento operó el 1° de julio de 2002. El contrato prevé en el caso de no cancelarse en la fecha prevista para su vencimiento, que la tasa de interés sea acordada semestralmente entre los accionistas y la Compañía. De no producirse un acuerdo, la tasa será fijada según un punto de referencia y se le adicionará un 5%, pero en ningún caso podrá ser inferior al 15% ni superior al 25%.

El acuerdo de préstamo suscripto por la Compañía con el accionista mencionado anteriormente, establece que los pagos de intereses determinados según contrato no deberán ser disminuidos por retenciones de impuestos de ninguna clase. En consecuencia la Compañía debe afrontar estos cargos cuya cancelación se realiza al momento del pago de los intereses aplicando la tasa del impuesto correspondiente sobre tales intereses, los cuales están denominados en dólares estadounidenses. Los montos emergentes de estas obligaciones se exponen en el rubro cargas fiscales.

NOTA 8 - PROGRAMA DE OBLIGACIONES NEGOCIABLES

Por Asamblea Ordinaria y Extraordinaria de Accionistas del 27 de noviembre de 1997 se dispuso el ingreso de CTI Holdings S.A. al régimen de oferta pública de Obligaciones Negociables, el que fue autorizado por Resolución N° 12.188 de la Comisión Nacional de Valores, con fecha 26 de marzo de 1998.

La misma Asamblea dispuso la creación de un Programa de Obligaciones Negociables bajo el Régimen de Oferta Pública y/o Privada, en dólares estadounidenses, subordinada a otras deudas, por un monto máximo de hasta US$ 800 millones en uno o más tramos, delegando en el Directorio las restantes condiciones de emisión de cada clase y/o serie de Obligaciones Negociables.

NOTA 8 - PROGRAMA DE OBLIGACIONES NEGOCIABLES Continuación

El 9 de abril de 1998 CTI Holdings S.A. emitió Obligaciones Negociables con cupón Diferido al 11,5% anual con vencimiento el 15 de abril de 2008. El precio de emisión fue de US$ 570,67 por cada US$ 1.000 de valor nominal al vencimiento, generando un producido de US$ 150 millones. Del precio de emisión resulta una tasa efectiva anual del 11,5% capitalizable semestralmente. Los intereses son pagaderos semestralmente por períodos vencidos el 15 de octubre y el 15 de abril, comenzando el 15 de octubre de 2003. El valor al vencimiento de las Obligaciones Negociables será ajustado en función de las condiciones de emisión. CTI Holdings S.A. podrá además optar por rescatar total o parcialmente las Obligaciones Negociables, dadas ciertas circunstancias y a determinados valores que se detallan en las condiciones de emisión.

Ciertas obligaciones comprendidas en las condiciones de emisión incluyen, entre otras, limitaciones en relación a las siguientes cuestiones referidas a CTI Holdings S.A. y CTI: endeudamiento adicional; inversiones, préstamos y adelantos; rescate de capital, devolución de préstamos y otros gravámenes; operaciones de venta con inmediato alquiler del bien vendido; restricciones para el pago de dividendos y otros pagos; disposición del producido de la venta de activos; operaciones con sociedades vinculadas; limitación sobre fusiones y otras operaciones.

Las condiciones de emisión de las Obligaciones Negociables detallan como causales de incumplimiento: falta de pago de capital o interés de las Obligaciones Negociables a su vencimiento; quiebra o cesación de pagos; no cumplimiento de alguna de las limitaciones o condiciones establecidas en las condiciones de emisión; falta de pago de deudas por US$ 10 millones o más, u otra circunstancia que provoque que sus deudas se vuelvan exigibles; sanciones de US$ 10 millones o más no resueltas en sesenta días; revocación, retiro o modificación sustancial adversa de la concesión otorgada a CTI como consecuencia del incumplimiento de las obligaciones en virtud de la concesión.

En virtud del incumplimiento de las condiciones de los contratos de prestamos suscriptos por las sociedades controladas , se ha clasificado a esta deuda como corriente.

NOTA 9 - CAPITAL SOCIAL

Se detalla a continuación la evolución del capital social, desde la fecha de constitución de CTI Holdings S.A. hasta la fecha del balance:

	Valor nominal	Asamblea de Accionistas/Directorio	Inscripción en el Registro Público de Comercio
Aporte inicial	20.000	15/12/1995	02/07/1996
Aumento de capital	101.209.210	18/06/1997	11/11/1998
Absorción de pérdidas acumuladas	(96.827.940)	01/04/1998	11/11/1998
Aumento de capital en acciones ordinarias	3.304.348	01/04/1998	11/11/1998
Aumento de capital en acciones preferidas	251.000	01/04/1998	11/11/1998
Aumento de capital en acciones ordinarias	299.322	02/12/1998 (*)	23/07/1999
Aumento de capital en acciones ordinarias	13.738.390	10/02/1999	23/07/1999
Conversión de acciones preferidas	(251.000)	28/04/2000	20/06/2000
Emisión de acciones ordinarias	10.913	28/04/2000	20/06/2000
Aumento de capital en acciones ordinarias	3.446.779	28/04/2000	20/06/2000
Aumento de capital en acciones ordinarias	1.212.050	21/06/2000 (**)	19/10/2000
Aumento de capital en acciones ordinarias	386.047	21/06/2000	19/04/2001
Aumento de capital en acciones ordinarias	199.917	18/12/2000	15/05/2001
Aumento de capital en acciones ordinarias	81.345	25/01/2001 (***)	03/07/2001
Aumento de capital en acciones ordinarias	275.679	06/03/2001	03/07/2001
Aumento de capital en acciones ordinarias	1.449.816	29/05/2001	18/12/2001
Aumento de capital en acciones ordinarias	1.588.391	06/06/2001 (***)	18/12/2001
Aumento de capital en acciones ordinarias	262.093	06/06/2001 (***)	18/12/2001
Aumento de capital en acciones ordinarias	710.642	10/07/2001 (***)	29/01/2002
Aumento de capital en acciones ordinarias	386.579	04/10/2001 (***)	30/04/2002
Capital al 31/12/02	31.753.581		

(*) Fecha de aprobación por el Directorio, ratificada por Asamblea General Ordinaria y Extraordinaria del 10 de febrero de 1999.
(**) Emitidas el 7 de julio de 2000.
(***) Aprobados por Directorio, en función de las facultades delegadas por Asamblea de Accionistas.

a) Conversión de Obligaciones Series A y C

Durante 1995, 1997 y 1998 los accionistas habían otorgado préstamos en forma conjunta a CTI y CTI Norte en el marco del denominado "Note Purchase Agreement" (Acuerdo para la suscripción de obligaciones), por los que suscribieron Obligaciones A, B y C convertibles en acciones.

El 17 de noviembre de 1997 se firmó el "Ammendment to Note Purchase Agreement and Further Agreement" (Modificación del Acuerdo de 1997 para la suscripción de obligaciones y Acuerdo adicional) por el cual se establece que cada vez que se convirtiesen Obligaciones en acciones ordinarias o preferidas de CTI o CTI Norte, las mismas se cambiarán por acciones de CTI Holdings S.A. A su vez CTI Holdings S.A. se comprometió a emitir acciones en los importes requeridos para satisfacer tal canje.

HENRY MARTIN, LISDERO Y ASOCIADOS
C.P.C.E.C.F. - R.A.P.U. T° I F° 7

Adriana M. Blanco (Socia)
Contador Público (U.B.)
C.P.C.E.C.F. T° CXLIII F° 181

Firmado a los efectos de su identificación con el informe de fecha 17 de febrero de 2003

NOTA 9 - CAPITAL SOCIAL - Continuación

En cumplimiento de estos compromisos se emitieron en 1998 y 1999 las siguientes acciones de CTI Holdings S.A. en canje de acciones de CTI y CTI Norte, en las fechas que en cada caso se indica:

	Acciones	Capital	Prima de emisión
1° de abril de 1998:	Ordinarias	3.304.348	611.733
	Preferidas	251.000	-
31 de diciembre de 1998:	Ordinarias	299.322	6.585.103
10 de febrero de 1999:	Ordinarias	13.738.390	302.244.550
		17.593.060	309.441.386

Al 31 de diciembre de 2000 se habían convertido la totalidad de las Obligaciones mencionadas.

b) Acciones preferidas

Las Asambleas Ordinarias y Extraordinarias del 1° de abril de 1998 de CTI y CTI Norte resolvieron emitir acciones preferidas por un valor nominal, en conjunto, de $ 251.000 que se integraron con Obligaciones C por igual valor.

La citada Asamblea del 1° de abril de 1998 de CTI Holdings S.A. emitió acciones preferidas nominativas no endosables por un valor nominal de $ 251.000 que se integró mediante las acciones preferidas de CTI y CTI Norte referidas en el párrafo anterior.

Las acciones preferidas de CTI Holdings S.A. daban derecho a un dividendo del 5% anual acumulativo calculado sobre el valor nominal de las acciones. Las mismas podían ser convertidas, a opción de sus titulares, en acciones ordinarias al valor nominal vigente de las acciones ordinarias o a $ 23 por acción, lo que fuere mayor. Los poseedores de dichas acciones preferidas ejercieron la opción y en abril de 2000 las mismas fueron convertidas en 10.913 acciones ordinarias, constituyéndose por la diferencia en los valores nominales una reserva de emisión de $ 240.087.

HENRY MARTIN, LISDERO Y ASOCIADOS
C.P.C.E.C.F. - R.A.P.U. T° I F° 7

Adriana M. Blanco (Socia)
Contador Público (U.B.)
C.P.C.E.C.F. T° CXLIII F° 181

Firmado a los efectos de su identificación con el informe de fecha 17 de febrero de 2003

NOTA 9 - CAPITAL SOCIAL - Continuación

c) Incorporación de CTI PCS Holdings S.A.

La Asamblea Ordinaria y Extraordinaria de Accionistas de la Compañía de fecha 28 de abril de 2000 y continuada el 29 de abril de 2000 dispuso comprar 1.254.239 acciones de CTI PCS Holdings S.A. mediante la emisión y entrega de 3.446.779 acciones ordinarias de V/N $ 1 de CTI Holdings S.A., a cuyo efecto se procedió a aumentar en ese importe el capital. Por la diferencia entre el valor nominal de las acciones de CTI Holdings S.A. y el Valor Patrimonial Proporcional al 31 de marzo de 1999 correspondiente a las acciones de CTI PCS Holdings S.A. -$ 117.478.397-, se constituyó una reserva de emisión de $ 114.031.618. Las acciones fueron emitidas el 21 de junio de 2000.

d) Aumentos de capital de los ejercicios 2000, 2001 y 2002

Durante el ejercicio 2000 se efectuaron aumentos de capital mediante la emisión de 1.798.014 acciones ordinarias de valor nominal $ 1 a un valor de $ 72,53 cada una y constituyéndose una reserva de emisión de $ 128,6 millones.

Durante el ejercicio 2001 los aumentos de capital implicaron la emisión en 4.754.545 acciones ordinarias de valor nominal $ 1, de las cuales 357.024 ingresaron con un valor de $ 72,53 cada una y las restantes 4.397.521 lo hicieron a $ 56,85 cada una, constituyéndose por el total de los aumentos una reserva de emisión de $ 271,1 millones.

Durante el ejercicio 2002 no hubo aumentos de capital.

NOTA 10 - RESTRICCIONES AL PAGO DE DIVIDENDOS

De acuerdo con lo previsto por la Ley de Sociedades Comerciales, CTI Holdings S.A. deberá destinar el 5% de las ganancias futuras de cada ejercicio a la constitución de la Reserva Legal, hasta cubrir el 20% del capital social. Dicha reserva no estará disponible para el pago de dividendos.

Cuando se pongan a disposición dividendos -excepto en acciones liberadas- en exceso de la ganancia gravada acumulada generada con posterioridad al 31 de diciembre de 1997 conforme a las disposiciones de la ley de impuesto a las ganancias se deberá retener con carácter de pago único y definitivo, el 35% sobre el referido excedente.

HENRY MARTIN, LISDERO Y ASOCIADOS
C.P.C.E.C.F. - R.A.P.U. T° I F° 7

Adriana M. Blanco (Socia)
Contador Público (U.B.)
C.P.C.E.C.F. T° CXLIII F° 181

Firmado a los efectos de su identificación con el informe de fecha 17 de febrero de 2003

NOTA 10 - RESTRICCIONES AL PAGO DE DIVIDENDOS - Continuación

Adicionalmente, los acuerdos de préstamos que conforman la mayor parte de la deuda a largo plazo de las sociedades controladas impiden el pago de dividendos -excepto en acciones propias- y efectuar otros tipos de desembolsos a favor de los accionistas que impliquen la descapitalización de esas Compañías. Estas restricciones estarán en vigencia hasta que se haya completado el proyecto y se cumplan una serie de requisitos vinculados con la situación económica y financiera y otros requerimientos detallados en los contratos de préstamo. Asimismo las condiciones de la emisión de Obligaciones Negociables a que se refiere la Nota 8 establecen limitaciones que se enumeran en su parte sustancial en dicha nota.

Las normas cambiarias vigentes requieren autorización previa del BCRA para la transferencia de divisas al exterior.

NOTA 11 - IMPUESTO A LAS GANANCIAS - MÉTODO DEL IMPUESTO DIFERIDO

CTI Holdings S.A. y sus sociedades controladas adoptaron el método denominado del impuesto diferido, para la registración del impuesto a las ganancias, que consiste en el diferimiento del efecto impositivo de las diferencias temporarias entre la valuación contable y la impositiva de los activos y pasivos, y su posterior imputación a los resultados de los ejercicios en los cuales se producen la reversión de las mismas y asimismo tiene en consideración la posibilidad de aprovechamiento en el futuro de los quebrantos impositivos.

En el siguiente cuadro se muestra el efecto de la adopción de este criterio en miles de pesos. Los importes están expuestos en términos de impuestos, es decir, aplicando a los conceptos indicados la tasa del impuesto vigente al cierre de cada ejercicio:

	31/12/02	31/12/01
Activo (Pasivo)		
Diferencias temporarias	37.110	-
Quebrantos impositivos	285.232	184.025
Previsión para futura prescripción de diferencias temporarias y quebrantos impositivos	(322.342)	(184.025)
Neto	-	-
Activo neto al inicio del ejercicio	-	50.158
Efectos en resultados del ejercicio	-	(50.158)

HENRY MARTIN, LISDERO Y ASOCIADOS
C.P.C.E.C.F. - R.A.P.U. T° I F° 7

Adriana M. Blanco (Socia)
Contador Público (U.B.)
C.P.C.E.C.F. T° CXLIII F° 181

Firmado a los efectos de su identificación con el informe de fecha 17 de febrero de 2003

NOTA 11 - IMPUESTO A LAS GANANCIAS - MÉTODO DEL IMPUESTO DIFERIDO - Continuación

En virtud de los recientes cambios económicos descriptos en la Nota 2, la recuperabilidad del activo diferido por impuesto se ha visto comprometida, por lo cual se mantiene una previsión por la totalidad de dicho activo.

A la fecha de los estados contables CTI Holdings S.A. tiene quebrantos impositivos acumulados de $ 814,9 millones que pueden ser compensados con utilidades, si las hubiera, de los próximos años, como se expone seguidamente:

	Ultimo año posible de cómputo
6,0	2003
2,7	2004
195,7	2005
36,5	2006
574,0	2007
814,9	

NOTA 12 - PARTICIPACIÓN EN SOCIEDADES Y CONSOLIDACIÓN DE ESTADOS CONTABLES

CTI Holdings es controlante de las sociedades indicadas en el Anexo C, cuya operatoria se detalla ampliamente en la Nota 1.

Como consecuencia de la fusión por absorción de CTI Norte y CT Integrales en CTI, con efecto al 1° de enero de 2002, la participación de CTI Holdings en las mencionadas sociedades quedó concentrada en CTI, no modificando este hecho el valor de su inversión.

La información correspondiente a las sociedades controladas a la fecha del balance fue consolidada en los estados complementarios adjuntos. La consolidación se efectuó siguiendo los lineamientos de la Resolución Técnica N° 4 de la Federación Argentina de Consejos Profesionales de Ciencias Económicas.

A partir del ejercicio anterior, y como consecuencia de la sanción de la Resolución N° 368/01, y su modificatorias, de la Comisión Nacional de Valores, la Compañía ha modificado el ordenamiento formal de los estados contables, exponiendo en primer término los estados contables consolidados y en segundo lugar los básicos. Dicha modificación no implica considerar a los estados contables consolidados como información principal, sino por el contrario los mismos continúan constituyendo información complementaria, tal cual lo dispone el segundo párrafo del art. 62 de la Ley N° 19.550.

HENRY MARTIN, LISDERO Y ASOCIADOS
C.P.C.E.C.F. - R.A.P.U. T° I F° 7

Adriana M. Blanco (Socia)
Contador Público (U.B.)
C.P.C.E.C.F. T° CXLIII F° 181

Firmado a los efectos de su identificación con el informe de fecha 17 de febrero de 2003

NOTA 13 - ACCIONISTA MAYORITARIO

Con fecha 26 de marzo de 2002, la Compañía recibió la comunicación establecida por el artículo 215 de la LSC N° 19.550, por la que su accionista Verizon International Holdings Ltd. (Verizon) transfirió a Argentina Holdings LLC la cantidad de 5.500.000 acciones ordinarias, nominativas no endosables, de valor nominal $1 cada una con derecho a un voto por acción, de CTI Holdings, junto con los derechos políticos y económicos inherentes a las mismas.

El 28 de mayo de 2002, la Compañía recibió igual comunicación que la mencionada en el párrafo anterior, por la que su accionista Verizon transfirió a Verizon Latin America Holding LLC (propiedad de Restructured Trust) la cantidad de 5.400.000 acciones ordinarias, nominativas no endosables, de valor nominal $1 cada una con derecho a un voto por acción, de CTI Holdings, junto con los derechos políticos y económicos inherentes a las mismas.

Como resultado de las transacciones mencionadas anteriormente, la participación del 65,34% que Verizon poseía al 31 de diciembre de 2001, sobre las acciones y los votos posibles en las Asambleas de Accionistas de la Compañía, se redujo al cierre del presente ejercicio al 47,80%.

Adicionalmente, con fecha 3 de junio de 2002, Telfone (BVI) Limited (Telfone) comunicó a CTI Holdings la transferencia de 5.330.053 acciones ordinarias, nominativas, no endosables, de valor nominal $1 cada una con derecho a un voto por acción de la Compañía y sus derechos políticos y económicos a favor de GTE Mobile Communications International Incorporated (GTE Mobile).

El 1 de febrero de 2003, Verizon transfirió sus acciones a GTE Mobile, quedando esta última sociedad con el 47,80% de participación accionaria.

Por otra parte, el 13 de febrero Telfone transfirió sus acciones a Latin America Holding LLC, siendo tenedora del 19,9 % del capital accionario.

NOTA 14 - PATRIMONIO NETO NEGATIVO Y PÉRDIDAS ACUMULADAS

Al 31 de diciembre de 2002 los pasivos totales de CTI Holdings exceden a sus activos totales. Conforme la Ley de Sociedades Comerciales N° 19.550 (LSC), los accionistas de una compañía con patrimonio neto negativo, según se determine al cierre de su ejercicio económico, deben efectuar un aporte de capital suficiente para regularizar dicha situación o la compañía debe liquidarse.

Adicionalmente, la LSC requiere que las pérdidas acumuladas de las compañías no excedan las reservas y el 50% del capital. Al 31 de diciembre de 2002 se produce un exceso de pérdidas acumuladas con relación a las reservas y al 50% del capital.

A la fecha de presentación de estos estados contables, el Poder Ejecutivo Nacional ha emitido el Dto. N° 1269/02 que dispone la suspensión hasta el 10 de diciembre de 2003 de la aplicación de la normativa mencionada anteriormente.

Los accionistas de CTI Holdings deberán oportunamente remediar esta situación.

De acuerdo con lo descripto en nota G, la Compañía se encuentra evaluando distintas alternativas con sus acreedores en el proceso de reestructuración de su deuda financiera, que podrían mejorar la situación mencionada en párrafos anteriores.

NOTA 15 - FUSIÓN CTI - CTI NORTE - CT INTEGRALES

Los estudios y análisis efectuados tomando en cuenta las actuales condiciones del mercado y la realidad económica y financiera, aconsejaron implementar un proceso de reorganización societaria cuya resultante ha sido la fusión por absorción de CTI Norte y CT Integrales por CTI. La reorganización tiene el objetivo de aumentar la productividad y la rentabilidad de todo el grupo, redundando en beneficio de las sociedades intervinientes. La reestructuración en las áreas técnicas, administrativas y financieras permitirá una tangible racionalización de costos operativos y una optimización en la administración y control de las distintas unidades de negocios, con adecuada concentración y distribución de cargas operativas y financieras.

Como resultado de lo mencionado, el 13 de febrero de 2002, las Asambleas Extraordinarias de Accionistas de las sociedades participantes resolvieron la fusión por absorción de las compañías, con efecto retroactivo a partir del 1 de enero de 2002, ratificando el Compromiso Previo de Fusión aprobado por los Directorios de las Sociedades el 11 de febrero de 2002.

El acuerdo definitivo de fusión fue aprobado por las respectivas Asambleas de Accionistas con fecha 2 de abril de 2002 e inscripto ante la Inspección General de Justicia (IGJ) el 17 de mayo de 2002.

NOTA 16 - AJUSTE A RESULTADO DEL EJERCICIO ANTERIOR

Debido a que existieron cambios de criterios en la estimación de la previsión de incobrabilidad de ciertos créditos, la compañía controlada CTI ha decidido registrar el efecto de dichos cambios con impacto a los resultados del ejercicio anterior.

NOTA 17 - RESULTADOS EXTRAORDINARIOS

Durante el ejercicio anterior, las Compañías Operativas del Interior tomaron conocimiento del proceso de liquidación de un proveedor con el cual se mantenían saldos en discusión. En virtud de lo informado por los asesores legales, y de la evaluación realizada, se ha concluido que no existe derecho ni posibilidad de reclamo por ninguna suma por lo que las Compañías han registrado una ganancia extraordinaria.

Se expone en esta línea del estado de resultados la participación en la ganancia extraordinaria de las sociedades controladas cuyo saldo asciende a $ 9,2 millones.

CTI HOLDINGS S.A.
Inscripción en la I.G.J.: 1.616.260

ANEXO A

BIENES DE USO
Por los ejercicios finalizados el 31 de diciembre de 2002 y 2001
Expresado en pesos (Nota 3)

	Valores de Origen				Amortizaciones					
Cuenta principal	Al inicio del ejercicio	Altas	Transferencias	Al cierre del ejercicio	Al inicio del ejercicio	Del ejercicio	Vida útil (años)	Al cierre del ejercicio	Neto resultante 2002	Neto resultante 2001
Bienes varios	100.085.781	-	565.275	100.651.056	15.398.517	14.169.941	7	29.568.458	71.082.598	84.687.264
Obras en curso	565.275	-	(565.275)	-	-	-		-	-	565.275
Totales al 31/12/02	100.651.056	-	-	100.651.056	15.398.517	14.169.941		29.568.458	71.082.598	
Totales al 31/12/01	99.285.522	1.365.534	-	100.651.056	1.181.969	14.216.548		15.398.517		85.252.539

HENRY MARTIN, LISDERO Y ASOCIADOS
C.P.C.E.C.F. - R.A.P.U. T° I F° 7

EDUARDO G. PADILLA FOX
Por Comisión Fiscalizadora

Adriana M. Blanco (Socia)
Contador Público (U.B.)
C.P.C.E.C.F. T° CXLIII F° 181

WALTER FORWOOD
Presidente

Firmado a los efectos de su identificación con el informe de fecha 17 de febrero de 2003

CTI HOLDINGS S.A.
Inscripción en la I.G.J.: 1.616.260

ANEXO B

ACTIVOS INTANGIBLES

Por los ejercicios finalizados el 31 de diciembre de 2002 y 2001
Expresado en pesos (Nota 3)

	Valor de origen		Amortizaciones					
Cuenta principal	Al inicio del ejercicio	Al cierre del ejercicio	Al inicio del ejercicio	Del ejercicio	Tasa promedio anual	Al cierre del ejercicio	Neto resultante 2002	Neto resultante 2001
Desarrollo de sistemas	1.188.934	1.188.934	1.188.934	-	12,50	1.188.934	-	-
Gastos para obtención de préstamos	10.818.987	10.818.987	4.036.834	1.216.231	10,00	5.253.065	5.565.922	6.782.153
Totales al 31/12/02	12.007.921	12.007.921	5.225.768	1.216.231		6.441.999	5.565.922	
Totales al 31/12/01	12.007.921	12.007.921	2.950.102	2.275.666		5.225.768		6.782.153

HENRY MARTIN, LISDERO Y ASOCIADOS
C.P.C.E.C.F. - R.A.P.U. T° I F° 7

EDUARDO G. PADILLA FOX
Por Comisión Fiscalizadora

Adriana M. Blanco (Socia)
Contador Público (U.B.)
C.P.C.E.C.F. T° CXLIII F° 181

WALTER FORWOOD
Presidente

Firmado a los efectos de su identificación con el informe de fecha 17 de febrero de 2003

CTI HOLDINGS S.A.
Inscripción en la I.G.J.: 1.616.260

ANEXO C

PARTICIPACIÓN EN SOCIEDADES
Al 31 de diciembre de 2002 y 2001
Expresado en pesos (Nota 3)

					Información sobre el emisor según estados contables al 31/12/02			
Sociedad	Porcentaje de tenencia %	Clase	Cantidad	Valor de libros	Actividad Principal	Capital	Resultado del ejercicio	Patrimonio Neto
CTI Compañía de Teléfonos del Interior S.A.	99,99	Ordinarias	52.175.591		Prestación de servicios de telecomunicaciones			
		Preferidas	251.000	(668.359.848)		52.426.59	(1.617.066.544)	(599.566.350)
			52.426.591					
CTI PCS S.A.	99,99	Ordinarias	1.254.119	150.538.638	Prestación de servicios de telecomunicaciones	62.706.00	(435.454.657)	150.538.758
			1.254.119					
		Totales al 31/12/02		(517.821.210)				
		Totales al 31/12/01		1.536.527.767				

HENRY MARTIN, LISDERO Y ASOCIADOS
C.P.C.E.C.F. - R.A.P.U. T° I F° 7

EDUARDO G. PADILLA FOX
Por Comisión Fiscalizadora

Adriana M. Blanco (Socia)
Contador Público (U.B.)
C.P.C.E.C.F. T° CXLIII F° 181

WALTER FORWOOD
Presidente

Firmado a los efectos de su identificación con el informe de fecha 17 de febrero de 2003

CTI HOLDINGS S.A.
Inscripción en la I.G.J.: 1.616.260

ANEXO G

ACTIVOS Y PASIVOS EN MONEDA EXTRANJERA
Al 31 de diciembre de 2002 y 2001
Expresado en pesos (Nota 3)

	Clase y monto de la moneda extranjera		Cambio vigente	Monto en pesos 2002	Monto en pesos 2001
ACTIVO					
ACTIVO CORRIENTE					
Caja y bancos	US$	488.074	3,27	1.596.001	2.570.960
Otros créditos	US$	-	-	-	13.093
				1.596.001	2.584.053
ACTIVO NO CORRIENTE					
Otros activos	US$	-	-	-	742.675
				-	742.675
				1.596.001	3.326.728
PASIVO					
PASIVO CORRIENTE					
Cuentas a pagar	US$	195	3,37	657	45.953
Compañías relacionadas	US$	-	-	-	20.079.174
Préstamos de los accionistas	US$	32.027.197	3,37	107.931.654	56.299.290
Deuda financiera	US$	254.604.797	3,37	858.018.166	496.800.305
Otros pasivos	US$	155.841	3,37	525.185	-
				966.475.662	573.224.722
PASIVO NO CORRIENTE					
Compañías relacionadas	US$	-	-	-	112.491.640
				-	112.491.640
				966.475.662	685.716.362

US$: Dólares estadounidenses

HENRY MARTIN, LISDERO Y ASOCIADOS
C.P.C.E.C.F. - R.A.P.U. T° I F° 7

EDUARDO G. PADILLA FOX
Por Comisión Fiscalizadora

Adriana M. Blanco (Socia)
Contador Público (U.B.)
C.P.C.E.C.F. T° CXLIII F° 181

WALTER FORWOOD
Presidente

Firmado a los efectos de su identificación con el informe de fecha 17 de febrero de 2003

CTI HOLDINGS S.A.
Inscripción en la I.G.J.: 1.616.260

ANEXO H

INFORMACIÓN REQUERIDA POR EL ART. 64 INC. B) DE LA LEY N° 19.550

Por los ejercicios finalizados el 31 de diciembre de 2002 y 2001
Expresado en pesos (Nota 3)

Descripción de las cuentas	Gastos de administración	Gastos de financiación	Total 2002	Total 2001
Amortización de activos intangibles	-	1.216.231	1.216.231	1.086.731
Servicios profesionales	480.581	-	480.581	657.558
Impuestos, tasas y contribuciones	26.513	-	26.513	-
Intereses a accionistas	-	36.141.920	36.141.920	219.336
Intereses a bancos e instituciones financieras	-	7.630.202	7.630.202	284.155
Diferencias de cambio generados por pasivos	-	234.241.871	234.241.871	-
Intereses a sociedades controladas	-	5.251.482	5.251.482	11.602.275
Intereses obligaciones negociables	-	103.223.296	103.223.296	52.558.046
Otros	8.744	-	8.744	62.480
Totales 31/12/02	515.838	387.705.002	388.220.840	
Totales 31/12/01	690.128	65.780.453		66.470.581

HENRY MARTIN, LISDERO Y ASOCIADOS
C.P.C.E.C.F. - R.A.P.U. T° I F° 7

EDUARDO G. PADILLA FOX
Por Comisión Fiscalizadora

Adriana M. Blanco (Socia)
Contador Público (U.B.)
C.P.C.E.C.F. T° CXLIII F° 181

WALTER FORWOOD
Presidente

Firmado a los efectos de su identificación con el informe de fecha 17 de febrero de 2003

RESEÑA INFORMATIVA POR LOS EJERCICIOS FINALIZADOS EL 31 DE DICIEMBRE DE 2002, 2001, 2000, 1999 Y 1998

CTI HOLDINGS S.A.

INDICE

(1) Información no cubierta por el informe del auditor
(2) Información cubierta por el informe del auditor

RESEÑA INFORMATIVA POR LOS EJERCICIOS FINALIZADOS EL 31 DE DICIEMBRE DE 2002, 2001, 2000, 1999 Y 1998

CTI HOLDINGS S.A.

1. COMENTARIOS GENERALES

De acuerdo con lo dispuesto por las normas aplicables de la C.N.V., la Sociedad presenta la siguiente reseña informativa en base a sus estados contables consolidados.

Las cifras correspondientes a los resultados al 31 de diciembre de 2002, 2001, 2000, 1999 y 1998 respectivamente, se presentan en millones, y de acuerdo con los criterios descriptos en la Nota E a los estados contables consolidados.

Ventas totales

Los ingresos totales, incluyendo intereses por créditos por ventas, por los ejercicios finalizados el 31 de diciembre de 2002, 2001, 2000, 1999 y 1998 ascendieron a $ 716,99, $ 1.228,63, $1.101,22, $ 1.049,90 y $ 1.132,14 respectivamente.

Ventas de servicios

Los ingresos por servicios fueron $ 685,99, $ 1.132,11, $ 1.036,25, $ 997,39 y $ 1.048,87 para los ejercicios finalizados el 31 de diciembre de 2002, 2001, 2000, 1999 y 1998, respectivamente.

Ventas de equipos y accesorios

Las ventas de equipos y accesorios ascendieron a $ 26,42, $ 88,40, $ 61,43, $ 46,83 y $ 75,33 para los ejercicios finalizados el 31 de diciembre de 2002, 2001, 2000, 1999 y 1998, respectivamente.

Costo de ventas

El costo de ventas correspondiente al ejercicio finalizado el 31 de diciembre de 2002 ascendió a $ 334,46, siendo de $ 507,16, $ 457,02, $ 345,64 y $ 381,89 para los ejercicios finalizados el 31 de diciembre de 2001, 2000, 1999 y 1998 respectivamente. Las depreciaciones y amortizaciones del activo fijo fueron $ 377,51 en 2002, $ 394,90 en 2001, $ 276,91 en 2000, $241,75 y $ 248,60 en 1999 y 1998 respectivamente. Los gastos por interconexión por el uso de la red pública correspondientes a cargos interurbanos ascendieron a $ 27,44 en 2002, $48,25 en 2001, $ 211,36 en 2000, siendo de $ 161,21 y $ 173,30 para los ejercicios finalizados el 31 de diciembre de 1999 y 1998 respectivamente.

HENRY MARTIN, LISDERO Y ASOCIADOS
C.P.C.E.C.F. - R.A.P.U. T° I F° 7

Adriana M. Blanco (Socia)
Contador Público (U.B.)
C.P.C.E.C.F. T° CXLIII F° 181

Firmado a los efectos de su identificación con el informe de fecha 17 de febrero de 2003

Gastos de comercialización

Los gastos de comercialización ascendieron a $ 214,45, $ 348,85, $ 312,23, $ 275,47 y $ 300,96 para los ejercicios finalizados el 31 de diciembre de 2002, 2001, 2000, 1999 y 1998 respectivamente, representado aproximadamente un 30%, 28%, 28%, 26% y 27% respectivamente sobre las ventas totales del período.

Gastos de administración

Los gastos de administración para los ejercicios finalizados al 31 de diciembre de 2002, 2001, 2000, 1999 y 1998 ascendieron a $ 49,10, $ 67,50, $ 60,23, $ 36,55 y $ 75,85, representando aproximadamente el 7%, 5%, 5%, 3% y 7% respectivamente, sobre las ventas totales del período.

Resultados financieros

Los resultados financieros (netos de ingresos financieros) fueron pérdidas de $ 1.531,39, $ 280,28, $ 257,60, $ 149,50 y $ 180,33 para los ejercicios finalizados el 31 de diciembre de 2002, 2001, 2000, 1999 y 1998 respectivamente.

Resultado neto

Como resultado de lo expresado precedentemente, así como de otros ingresos y egresos, del Impuesto a las ganancias, del impuesto a la ganancia mínima presunta y de los resultados extraordinarios, la Compañía registró una pérdida neta para el ejercicio finalizado el 31 de diciembre de 2002 de $ 2.413,57, mientras que para los ejercicios finalizados el 31 de diciembre de 2001, 2000, 1999 y 1998 la pérdida registrada fue de $ 614,34, $ 245,96, $ 43,92 y $ 125,69 respectivamente.

Estado de origen y aplicación de fondos

Los fondos generados por las operaciones del ejercicio finalizado el 31 de diciembre de 2002 fueron de $157,09, en tanto que los aplicados a las operaciones de los ejercicios finalizados el 31 de diciembre de 2001 y 2000 fueron de aproximadamente $ 160,19 y $ 53,99 respectivamente. Los fondos originados en las operaciones en los ejercicios finalizados el 31 de diciembre de 1999 y 1998 ascendieron a $ 250.31 para 1999 y $ 114,54 para el ejercicio 1998.

Los fondos aplicados a las actividades de inversión ascendieron a $ 42,60, $ 93,90, $ 162,7, $201,06 y $ 296,63 para los ejercicios finalizados el 31 de diciembre de 2002, 2001, 2000, 1999 y 1998, respectivamente. En el ejercicio finalizado el 31 de diciembre de 2002, la principal aplicación de fondos fue la adquisición de bienes de uso por $ 38,94 al igual que en los ejercicios finalizados el 31 de diciembre de 2001, 2000, 1999 y 1998, por $ 84,47, $153,34, $ 158,59 y $ 286,97 respectivamente.

Los fondos netos aplicados a las actividades financieras ascendieron a $ 21,38 para el ejercicio finalizado el 31 de diciembre de 2002, aplicados principalmente a la cancelación de deudas de corto y largo plazo por $ 7,15 y $ 7,44 respectivamente. En tanto que, para el ejercicio finalizado el 31 de diciembre de 2001 los fondos netos generados por las actividades financieras ascendieron a $ 212,88 generados principalmente por aportes de accionistas por $ 599,86 e ingresos por deuda a largo plazo por $ 24,92. Asimismo ingresaron $ 44,65 por liberación de inversiones y $56,08 por préstamos de accionistas. Estos fondos se aplicaron principalmente a la cancelación de deuda de largo plazo por $ 190,55 al pago de la licencia de CTI PCS S.A. por $ 229,45 y a la cancelación de deuda de corto plazo por $ 198,13. En el ejercicio finalizado el 31 de diciembre de 2000, los fondos originados por las actividades financieras ascendieron a aproximadamente $ 264,89 y en el ejercicio finalizado el 31 de diciembre de 1999 los fondos aplicados fueron de $ 69,46. En el ejercicio finalizado el 31 de diciembre de 1998 los fondos generados en las actividades financieras ascendieron a aproximadamente $194,73.

Los movimientos expuestos anteriormente generaron un incremento de fondos de aproximadamente $ 93,11 con respecto al comienzo del ejercicio finalizado el 31 de diciembre de 2002, mientras que generaron disminuciones de fondos de aproximadamente $ 41,20 al cierre del ejercicio finalizado el 31 de diciembre de 2001. Durante 2000 y 1998 se produjeron incrementos por $ 48,18 y $ 12,63 respectivamente y en 1999 se produjo una disminución de $20,23.

Desenvolvimiento comercial y de servicios durante el ejercicio finalizado el 31 de diciembre de 2002:

Visión Macroeconómica

En el semestre final de la convertibilidad y en el primer trimestre del 2002, el PBI disminuyó un 15.1% en solo 9 meses. En este entorno, recién a partir del segundo trimestre del año pasado se verificó una leve recuperación del citado indicador. Sin embargo, la tasa de crecimiento sigue siendo baja y prevalecen los efectos negativos sobre el desempleo. La inversión –insumo excluyente del crecimiento- continua mostrando en los últimos trimestres un patrón contractivo.

El proceso de normalización de la economía que se verificó hacia la segunda mitad del año tiene que ver con una reactivación de la abundante dotación de los recursos productivos ociosos antes que con el necesario proceso de acumulación que demanda el reingreso a un sendero de crecimiento económico sostenido. Para el año 2003, es de esperar un moderado crecimiento del PBI del 2,3%. La recuperación del crecimiento depende en gran medida del restablecimiento de las reglas institucionales que permitan recuperar la confianza interna.

En materia de tipo de cambio, luego de la creciente devaluación del peso, existieron tres efectos que ayudaron a una relativa estabilización a partir del segundo semestre:

- la recesión y el desempleo frenaron la suba del tipo de cambio sobre los salarios y la inflación;
- Argentina produjo un sobreajuste manifestado en la fuerte salida de capitales y superávit en la cuenta corriente junto a un elevado tipo de cambio real, todo lo cual presionó hacia la contención del tipo de cambio nominal;

- Se produjo un espacio para una demanda de dinero en pesos (dinero transaccional y plazos fijos de corto plazo), debido al atractivo de la tasa de interés y los costos de operar fuera del sistema bancario.

Las previsiones de aumento de precios minoristas fueron relativamente correctas, alcanzando un 42% durante el año. Debido a la persistencia de los riesgos monetarios en el orden bancario, fiscal y al ajuste de tarifas esperado, la proyección de la inflación podría mantenerse en el orden del 23% anual para el 2003.

Perspectiva Comercial de la Compañía

Del mismo modo que en el ejercicio anterior, la Compañía ha desarrollado acciones que refuerzan nuestro compromiso con la calidad de servicio y la satisfacción al cliente. Se continuó con la provisión del exitoso servicio digital, en la frecuencia de 1900 Mhz, en las principales ciudades del interior: Córdoba, Carlos Paz, Alta Gracia, Villa María, Jesús María, San Francisco, Esperanza, Santo Tomé, Venado Tuerto, Rafaela, Santa Fe, Rosario, Paraná, San Martín de Mendoza, Mendoza, San Pedro – Bs. As. –, Luján de Cuyo, Villa Constitución, Villa Gobernador Galvez, Maipú, Capitán Bermudez, Las Heras, Godoy Cruz, San Lorenzo, Tucumán, Tafí Viejo, Banda del Río Salí, Posadas, Corrientes, Resistencia, San Juan, San Luis, Villa Mercedes, Rafaela, Sunchales, San Nicolás, Pinamar, Villa Gesell, San Bernardo, Mar del Plata, Bahía Blanca, Puerto Belgrano, Neuquén, Cipolleti, General Roca, Arrecifes, Tandil, Roldán, Balcarce, Necochea, Funes, Pergamino y Villa General Belgrano. Este servicio, con tecnología CDMA, una de las más avanzadas del mundo, permite a nuestros clientes comunicarse con mayor calidad y utilizar servicios de avanzada como Infotext, Caller ID y CTI @ccess con el cual nuestros clientes pueden acceder a Internet a través de sus teléfonos de tecnología digital.

Durante este ejercicio la red de Transporte en el norte del país creció en capacidad 11.620 Km de E1 de enlaces PDH y SDH. Adicionalmente, dentro del plan de transmisión, se completó el crecimiento de la red SDH con dos proyectos que permitirán soportar la capacidad de tráfico - que se ha visto incrementado por el mayor uso efectuado por nuestros clientes y por los acuerdos de facilidades celebrados con otros operadores.

Por otra parte, se completó la cadena de transmisión desde la provincia de Tucumán a la de Salta, con la habilitación de dos nuevos enlaces: Salta – Angostura – San Juancito.

En la Red de Acceso, continuando con el plan de expansión digital, se ubicaron cuatro nuevos sitios PCS 1900 en las localidades de Mina Clavero, Nono, La Calera y La Bolsa.
Adicionalmente, para mejorar el servicio se incrementó la cobertura digital en las ciudades de Corrientes, Córdoba y Tucumán.

En la región Sur, la red de Transporte creció en capacidad 4580 Km de E1 de enlaces PDH y SDH. Adicionalmente dentro del plan de transmisión, se completó el crecimiento de la red de SDH con cinco proyectos que permitirán soportar la capacidad de tráfico - que se ha visto incrementada por los acuerdos de facilidades suscriptos con otras compañías y el crecimiento del propio tráfico de CTI.

En la Red de Acceso - continuando con el plan de expansión digital - se habilitaron 10 nuevos sitios digitales: Necochea, Balcarce, Tandil, Roldán, Pergamino, y Junín. Para reforzar la presencia de CTI en la temporada de verano 2003, se realizaron cuatro nuevas digitalizaciones en las localidades turísticas Santa Teresita, Merlo, Villa Gesell y Chapadmalal.

En cuanto al Area Metropolitana Buenos Aires, en la red de Conmutación se instaló una nueva central en Don Torcuato y se realizó en la central de Jonte la actualización de la versión de software.

Dentro de la red de transmisión, se firmó un acuerdo de intercambio de facilidades con otra prestataria, consiguiendo un importante ahorro en los costos de interconexión y permitiendo el acceso a puntos de interconexión (POI's) de operadores de telefonía fija sin necesidad de efectuar inversiones en fibra óptica.
En la Red de Acceso se realizaron durante el presente ejercicio 19 cambios de celdas enhaced por flexent para permitir el crecimiento de segundo carrier y poder soportar áreas con alto nivel de tráfico.

Para mejorar la calidad del servicio se habilitaron 14 nuevos sitios en distintos puntos de la región, entre los más importantes se destacan Aeroparque, Punta Chica, Morón, Villa Ballester, Villa Urquiza, Ensenada (YPF), Bernal, Pilar, La Plata y Martinez.

En cuanto a los servicios verticales, la implementación de la solución Compaq – Lucent (SHLR) permitirá el tratamiento de las llamadas entrantes desde teléfonos móviles (tanto las propias de CTI como las originadas en otras prestadoras), con el fin de controlar el fraude y disminuir el porcentaje de llamadas no cobradas.

Desenvolvimiento financiero

Al 31 de diciembre de 2001, la Compañía había incumplido algunos requisitos relacionados con ratios financieros exigidos en los siguientes acuerdos de préstamo (definidos en la información complementaria a los estados contables): "The OPIC Facility, CTI Term Credit Facility, el Acuerdo de financiación PCS y el Acuerdo de financiación Lucent".

En virtud de los acontecimientos ocurridos durante este ejercicio que modifican sustancialmente las variables macroeconómicas de la Argentina, la Compañía ha decidido dedicar sus recursos e ingresos a asegurar el normal desenvolvimiento de su actividad. En consecuencia, ha determinado suspender los pagos de sus obligaciones financieras. Dicha decisión ha sido oficialmente comunicada a los prestamistas el 15 de marzo de 2002.

En consecuencia, los acreedores de los acuerdos mencionados anteriormente, comunicaron la aceleración de los vencimientos de sus créditos.

Actualmente, la Compañia se encuentra trabajando con sus asesores financieros en la reestructuración y reprogramación de sus deudas de modo de poder acordar su cancelación. Oportunamente, propondrá a los distintos acreedores financieros alternativas para el cumplimiento de los pagos postergados teniendo en cuenta a tal fin sus reales posibilidades económicas, las proyecciones financieras de la Compañía y las limitaciones impuestas por una economía signada por un elevado nivel de volatilidad.

En función del incumplimiento de las condiciones vigentes de los contratos relacionados, se ha clasificado la totalidad de la deuda financiera como corriente. Adicionalmente la Compañía no cuenta con líneas de crédito disponibles.

A partir de la suspensión en los pagos financieros, los compromisos vencidos originados en los acuerdos denominados "Nuevos Préstamos Sindicados", "Acuerdo de Financiación PCS" y "Acuerdo Financiación Lucent", devengan intereses a una tasa diferencial (Prime más el margen aplicable más 2%) en reemplazo de la pactada originalmente (Libor más el margen aplicable correspondiente), excepto por los tramos D y E del "Acuerdo de financiación Lucent" cuyas tasas previstas para situación de incumplimiento son tasas Libor más el margen aplicable más 2% y los saldos vencidos e impagos a Siemens ICN Spa, cuya tasa prevista en caso de incumplimiento es del 3% anual adicional a la tasa pactada originalmente.

Marco legal

- Respecto del servicio de "Selección por Marcación" del prestador de servicios de Larga Distancia, con fecha 26 de marzo de 2002, la SC, conforme a la Resolución M.E. N° 33/2002, suspendió por el lapso de noventa (90) días corridos a partir de la fecha de vencimiento prevista por el Artículo 3° del Anexo I de la Resolución MIyV N° 613, la obligación existente para los prestadores de origen y de servicios de larga distancia de tener disponibles sus redes y equipos para implementar el sistema de selección por Marcación. El 6 de febrero de 2003 se publicó en el Boletín Oficial la Resolución ME N° 75/03 que aprueba el Reglamento de Selección por Marcación, modificando el anterior aprobado por Resolución MIyV N° 613/01. Este reglamento considera algunos pedidos efectuados por CTI, entre ellos la eliminación en la obligatoriedad de ofrecer el servicio como Operador de Larga Distancia, y la exclusión de los clientes prepagos y abonados itinerantes de la modalidad. Como Operador de Telefonía Móvil, la Compañía cuenta con un plazo de 120 días corridos desde la fecha de publicación de la Resolución para habilitar el servicio para que sus abonados regulares puedan hacer uso del mismo.

Adicionalmente, durante el último trimestre se ha emitido la Resolución SC N° 623/02 (B.O. 22/11/02) que determina el aumento periódico/automático del minuto de aire en la modalidad CPP.

Con fecha 22 de enero de 2003, por medio de Resolución N° 48/03 y en el marco de la aprobación de la RG 623 del 22/11/02 que determina el aumento periódico/automático del minuto de aire en la modalidad CPP, la SC aprobó un aumento de dicho precio de acuerdo a los siguientes guarismos:

Hora Pico $ 0,335
Hora No Pico $ 0,22.

En este contexto, la Compañía utilizará sus mejores estrategias a fin de optimizar los recursos, brindando servicios de calidad y acordes a la adversidad de los tiempos actuales.

Los valores mencionados fueron definidos en función del incremento del valor del minuto saliente en el período comprendido entre los meses de marzo a agosto de 2002, conforme la documentación presentada por cada uno de los operadores de telefonía celular.

Reorganización societaria

Los estudios y análisis efectuados tomando en cuenta las actuales condiciones del mercado y la realidad económica y financiera, aconsejaron implementar un proceso de reorganización societaria cuya resultante ha sido la fusión por absorción de CTI Norte y CT Integrales en CTI.

La reorganización tiene el objetivo de aumentar la productividad y la rentabilidad de todo el grupo, redundando en beneficio de las sociedades intervinientes. La reestructuración en las áreas técnicas, administrativas y financieras permitirá una tangible racionalización de costos operativos y una optimización en la administración y control de las distintas unidades de negocios, con adecuada concentración y distribución de cargas operativas y financieras.

Como resultado de lo mencionado, el 13 de febrero de 2002, las Asambleas Extraordinarias de Accionistas de las sociedades participantes resolvieron la fusión por absorción de las compañías, con efecto retroactivo a partir del 1 de enero de 2002, ratificando el Compromiso Previo de fusión aprobado por los Directorio de las Sociedades el 11 de febrero de 2002.

El acuerdo definitivo de fusión fue aprobado por los Directorios con fecha 2 de abril de 2002 e inscripto ante la Inspección General de Justicia al 17 de mayo de 2002.

Perspectivas de la Compañía

Hemos llegado al final de un año lleno de incertidumbre, cambios y nuevos desafíos. En los primeros meses del año hablábamos de la magnitud del emprendimiento que significa enfrentar una coyuntura económica hostil. Ese compromiso puede verse a diario en todos los que integramos nuestra empresa, que hemos redoblado esfuerzos para obtener buenos resultados.

Y éstos están a la vista: concluimos el año habiendo cumplido con la mayoría de los objetivos que nos habíamos propuesto, con una mejor posición en el mercado y con una empresa sana y preparada para enfrentar los actuales desafíos.

A pesar de la incertidumbre económica, continuaremos con nuestro proyecto de crecimiento, brindando servicios de excelente calidad y esperando el desafío del nuevo mercado altamente preparados para la competencia. Durante el año 2003, todo nuestro esfuerzo estará encaminado al logro de estadios superiores en excelencia operacional, utilizando capacitación y metodología de la Administración por Calidad Total, así como esfuerzos específicos de reingeniería en áreas donde la actuación debe ser inmediata.

2. SÍNTESIS DE LA ESTRUCTURA PATRIMONIAL CONSOLIDADA

(Expresado en millones de pesos)

	31/12/02	31/12/01	31/12/00	31/12/99	31/12/98
Activo corriente	316,13	454,99	748,81	498,75	553,80
Activo no corriente	2.404,41	3.204,03	3.315,69	2.131,77	1.898,79
Total del activo	2.720,54	3.659,02	4.064,50	2.630,52	2.452,59

Pasivo

Pasivo corriente	4.175,59	2.702,44	1.171,71	770,95	726,46
Pasivo no corriente	8,60	7,32	1.929,47	1.191,20	1.647,29
Total del pasivo	4.184,19	2.709,76	3.101,18	1.962,15	2.373,74
Participación de terceros en sociedades controladas	-	(0,66)	-	-	-
Patrimonio neto	(1.463,65)	949,92	963,32	668,37	78,84
Total del pasivo más patrimonio neto	2.720,54	3.659,02	4.064,50	2.630,52	2.452,59

3. SÍNTESIS DE LA ESTRUCTURA DE RESULTADOS CONSOLIDADA

(Expresado en millones de pesos)

	31/12/02	31/12/01	31/12/00	31/12/99	31/12/98
Ventas netas	669,98	1.152,99	1.045,30	1.000,56	1.070,69
Costo de Ventas – excepto amortizaciones	(334,46)	(507,16)	(457,02)	(345,66)	(381,90)
Subtotal	335,52	645,83	588,28	654,90	688,79
Gastos de comercialización	(214,45)	(348,85)	(312,23)	(275,47)	(300,97)
Gastos de administración	(49,10)	(67,50)	(60,23)	(36,54)	(75,84)
Resultado operativo ordinario	71,97	229,48	215,82	342,89	311,98
Otros ingresos netos	(1,26)	(20,10)	(5,02)	0,37	5,03
Resultados por participación en sociedades controladas	-	-	(0.61)	-	-
Desvalorización bienes de uso	(555,95)	-	-	-	-
Amortizaciones	(377,51)	(394,90)	(276,91)	(241,75)	(248,60)
Resultados financieros	(1.531,39)	(280,28)	(257,61)	(149,50)	(180,34)
Participación Minoritaria	-	0,55	-	-	-
Resultado ordinario antes del impuesto a las ganancias	(2.394,14)	(465,25)	(324,34)	(47,99)	(111,93)
Impuesto a las ganancias	-	(12,60)	95,82	30,54	8,93
Impuesto a la ganancia mínima presunta	(19,43)	(32,69)	(37,95)	(26,47)	(22,69)
Pérdida ordinaria	(2.413,57)	(623,55)	(266,46)	(43,92)	(125,69)
Ganancia extraordinaria	-	9,21	20,50	-	-
Resultado del ejercicio	(2.413,57)	(614,34)	(245,96)	(43,92)	(125,69)

4. DATOS ESTADÍSTICOS

	31/12/02	31/12/01	31/12/00	31/12/99	31/12/98
Total de suscriptores	1.217.790	1.171.153	1.002.555	851.512	649.578

5. ÍNDICES CONSOLIDADOS

	31/12/02	31/12/01	31/12/00	31/12/99	31/12/98
Liquidez (1)	0,08	0,17	0,64	0,65	0,76
Endeudamiento (2)	-	2,85	3,22	2,94	30,11
Rentabilidad ordinaria antes de impuesto a las ganancias (3)	(2,54)	(0,32)	(0,30)	(0,10)	(0,66)

(1) Activo corriente / Pasivo corriente
(2) Pasivo total / Patrimonio neto
(3) Resultado ordinario antes del impuesto a las ganancias/ Patrimonio neto (excluido el resultado del ejercicio)

WALTER FORWOOD
Presidente

INFORME DE LA COMISIÓN FISCALIZADORA

Señores Accionistas de
CTI Holdings S.A.

En nuestro carácter de miembros de la Comisión Fiscalizadora de CTI Holdings S.A., de acuerdo con lo dispuesto por el inciso 5° del artículo 294 de la Ley de Sociedades Comerciales, hemos examinado los documentos detallados en el párrafo I siguiente. Los documentos citados son responsabilidad del Directorio de la Sociedad. Nuestra responsabilidad es informar sobre dichos documentos basados en el trabajo que se menciona en el párrafo II.

I. DOCUMENTOS EXAMINADOS

A) Balance general al 31 de diciembre de 2002.

B) Estado de resultados por el ejercicio finalizado el 31 de diciembre de 2002.

C) Estado de evolución del patrimonio neto por el ejercicio finalizado el 31 de diciembre de 2002.

D) Estado de origen y aplicación de fondos por el ejercicio finalizado el 31 de diciembre de 2002.

E) Inventario al 31 de diciembre de 2002.

F) Memoria del Directorio por el ejercicio finalizado el 31 de diciembre de 2002.

G) Balance general consolidado al 31 de diciembre de 2002.

H) Estado de resultados consolidado por el ejercicio finalizado el 31 de diciembre de 2002.

I) Estado de origen y aplicación de fondos consolidado por el ejercicio finalizado el 31 de diciembre de 2002.

II. ALCANCE DEL EXAMEN

1. Nuestro examen fue realizado de acuerdo con las normas de sindicatura vigentes. Dichas normas requieren que el examen de los estados contables se efectúe de acuerdo con las normas de auditoría vigentes en la República Argentina, e incluya la verificación de la congruencia de los documentos examinados con la información sobre las decisiones societarias expuestas en actas, y la adecuación de dichas decisiones a la Ley y a los estatutos, en lo relativo a sus aspectos formales y documentales.

2. Para realizar nuestra tarea profesional sobre los documentos detallados en los ítem a) a i) del párrafo I, hemos revisado la auditoría efectuada por la firma Henry Martin Lisdero y Asociados quien emitió su informe de fecha 17 de febrero de 2003 de acuerdo con las normas de auditoría vigentes. Dicha revisión incluyó la verificación de la planificación del trabajo, de la naturaleza, alcance y oportunidad de los procedimientos aplicados y de los resultados de la auditoría efectuada por dicha firma.

3. Una auditoría requiere que el auditor planifique y desarrolle su tarea con el objetivo de obtener un grado razonable de seguridad acerca de la inexistencia de manifestaciones no veraces y errores significativos en los estados contables. Una auditoría incluye examinar, sobre bases selectivas, la evidencia respaldatoria de la información expuesta en los estados contables, así como evaluar las normas contables utilizadas, las estimaciones significativas efectuadas por la Dirección de la Sociedad y la presentación de los estados contables tomados en su conjunto. Dado que no es

responsabilidad de esta Comisión Fiscalizadora efectuar un control de gestión, el examen no se extendió a los criterios y decisiones empresarias de las diversas áreas de la Sociedad, cuestiones que son de responsabilidad exclusiva de la Dirección de la Sociedad. Consideramos que nuestro trabajo nos brinda una base razonable para fundamentar nuestro informe.

Asimismo, en relación con la memoria del Directorio correspondiente al ejercicio terminado el 31 de diciembre de 2002 hemos verificado que contiene la información requerida por el artículo 66 de la Ley de Sociedades Comerciales y, en lo que es materia de nuestra competencia, que sus datos numéricos concuerdan con los registros contables de la Sociedad y otra documentación pertinente.

Se deja expresa constancia que se ha dado cumplimiento a las disposiciones del artículo 294 de la ley de Sociedades Comerciales.

4. Nuestro informe de auditoría de fecha 1 de febrero de 2002 sobre los estados contables básicos y consolidados al 31 de diciembre de 2001 incluyó una abstención de opinión originada en salvedades por incertidumbres, entre las que se incluía el que las sociedades controladas no han contado con proyecciones que permitieran demostrar la viabilidad de generación de fondos suficientes para cumplir con las condiciones establecidas en los contratos de préstamos financieros. Al 31 de diciembre de 2002, CTI Holdings S.A. y sus sociedades controladas han preparado planes de negocio que consideran el nuevo contexto económico en un escenario de renegociación de la deuda financiera. Considerando los nuevos elementos de juicio obtenidos, la abstención de opinión incluida en nuestro informe del ejercicio anterior ha sido eliminada en el presente informe. Sin embargo, en los párrafos 5 y 6 siguientes, identificamos las incertidumbres que subsisten a la fecha de este informe.

5. Como se describe en la nota 2 a los estados contables básicos de CTI Holdings S.A. al 31 de diciembre de 2002 y 2001, a fines del año 2001 se implementó en el país un cambio del modelo económico y de la Ley de Convertibilidad vigente desde el mes de marzo de 1991. Las modificaciones introducidas, que posteriormente fueron complementadas por nuevas regulaciones del Gobierno Nacional, originaron una profunda crisis económica, cuyas principales consecuencias, detalladas en la mencionada nota, se enumeran a continuación: (a) la devaluación del peso argentino respecto del dólar estadounidense y la pesificación de ciertos activos y pasivos en moneda extranjera mantenidos en el país, (b) el incumplimiento de los pagos de la deuda pública, (c) la introducción de restricciones al retiro de fondos depositados en las instituciones financieras, (d) la restricción a realizar ciertas transferencias al exterior en concepto de servicios de capital e intereses de préstamos financieros sin la previa autorización del Banco Central de la República Argentina, (e) el incremento de los precios internos, (f) la restricción al acceso al crédito y g) la caída de la demanda en el mercado interno. El contexto general y el marco normativo vigente se hallan expuestos a cambios futuros como consecuencia de la evolución de la crisis económica. En la nota referida se describen también los efectos sobre la situación general de la Sociedad producidos por las medidas adoptadas hasta la fecha por el Gobierno Nacional, cuyos impactos no pueden ser estimados razonablemente a la fecha de emisión de los estados contables. El contexto económico y el marco normativo vigente se hallan expuestos a cambios futuros como consecuencia de la evolución de los acontecimientos. Los adjuntos estados contables deben ser leídos teniendo en cuenta las circunstancias previamente explicadas.

6. Tal como se indica en la nota 3 a los estados contables adjuntos, CTI Holdings S.A. ha analizado el valor contable de los bienes de uso e inversiones permanentes al 31 de diciembre de 2002 en función a la recuperabilidad estimada en sus actuales planes de negocio. Asimismo, tal como se indica en la nota E a los estados contables consolidados, el mismo análisis fue efectuado por sus sociedades controladas sobre el valor contable de sus bienes de uso y activos intangibles, una de ellas ha registrado una previsión para desvalorización de los bienes de uso por $ 555.950.000 con cargo a los resultados por el ejercicio terminado en dicha fecha. Sin embargo, debido a la

inestabilidad de la situación económica, el cumplimiento de las premisas consideradas en dichos planes es incierto, y, por lo tanto, la recuperabilidad del valor de libros en el curso normal de los negocios está sujeta a dicha incertidumbre.

Por otra parte, tal como se describe más ampliamente en las notas 14 y L a los estados contables adjuntos, CTI Holdings S.A. y sus sociedades controladas han incurrido en pérdidas recurrentes, tienen capital de trabajo deficitario y CTI Holdings S.A. y una de sus controladas reflejan patrimonio neto negativo. Asimismo, estas sociedades han decidido suspender los pagos de sus obligaciones financieras, las cuales se encuentran en proceso de renegociación. A la fecha de este informe, no es posible estimar razonablemente el resultado final de dicho proceso.

Las circunstancias precedentemente mencionadas originan dudas sustanciales sobre la capacidad de CTI Holdings S.A. para continuar operando como empresa en marcha. Los estados contables han sido preparados siguiendo criterios de empresa en marcha y no incluyen ajustes relacionados con la recuperabilidad y clasificación de los activos o la suficiencia de los pasivos que podrían ser necesarios en caso de que la Sociedad no pueda continuar con el desarrollo normal de sus operaciones.

III. DICTAMEN

a) Los estados contables adjuntos y el correspondiente inventario surgen de registros contables llevados, en sus aspectos formales, de conformidad con las disposiciones legales vigentes.

b) De acuerdo a lo requerido por la Resolución General N° 368 de la C.N.V. sobre la independencia del auditor externo y sobre la calidad de las políticas de auditoría aplicadas por el mismo y de las políticas de contabilización de la Sociedad, el informe del auditor externo descripto anteriormente incluye la manifestación de haber aplicado las normas de auditoría vigentes en la República Argentina, que comprenden los requisitos de independencia, y no contiene salvedades en relación a la aplicación de dichas normas y de las normas contables profesionales vigentes en la Ciudad Autónoma de Buenos Aires, República Argentina.

Buenos Aires
17 de febrero de 2003

Dr. EDUARDO G. PADILLA FOX
Abogado
Tomo 15 Folio 471
Por Comisión Fiscalizadora

CTI HOLDINGS S.A.

RATIFICACIÓN DE FIRMAS IMPRESAS

Por la presente, se ratifican las firmas que en facsímil obran en las fojas que anteceden, desde la página----- hasta la página------- cuyo contenido también se ratifica y que reemplazan las correspondientes firmas ológrafas colocadas en los originales de los estados contables de CTI Holdings S.A. correspondiente a los ejercicios finalizados el 31 de diciembre de 2002 y 2001.

HENRY MARTIN, LISDERO Y ASOCIADOS
C.P.C.E.C.F. - R.A.P.U. T° I F° 7

EDUARDO G. PADILLA FOX
Por Comisión Fiscalizadora

Adriana M. Blanco (Socia)
Contador Público (U.B.)
C.P.C.E.C.F. T° CXLIII F° 181

WALTER FORWOOD
Presidente